SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2005

Woori Finance Holdings Co., Ltd.

(Translation of Registrant’s name into English)

203, Hoehyon-dong, 1-ga, Chung-gu, Seoul, Korea 100-792

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     ☒         Form 40-F     ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     ☐        No     ☒

Summary of 2005 3Q Business Report

I.	Company Overview

1.	Purpose of Company

a.	Scope of Business

Acquisition/ownership of shares in companies that are engaged in financial services or are closely related to financial services, as well as the governance and/or management of such companies.

(1)	Corporate Management

1.	Setting management targets for and approving business plans of the subsidiaries;

2.	Evaluation of the subsidiaries’ business performances and establishment of compensation levels;

3.	Formulation of corporate governance structures of the subsidiaries;

4.	Inspection of operation and assets of the subsidiaries; and

5.	Other activities complementary to the items mentioned in numbers 1 to 4.

(2)	Corporate Management Support Activities

1.	Funding for the affiliate companies (including direct and indirect subsidiaries, the “Affiliates”);

2.	Capital investment in subsidiaries or procurement of funds for the Affiliates;

3.	Joint development, marketing and use of facilities and computer system with the Affiliates; and

4.	Activities ancillary to the above items, for which the authorization, permission or approval is not required under the relevant laws and regulations.

(3)	All activities directly or indirectly related to the items listed above.

b.	Scope of Business of Subsidiaries

(1)	Woori Bank

1.	Primary Businesses

•	Banking business

•	Ancillary business

2.	Supplementary Businesses

•	Trust business

•	Credit card business

•	Other authorized businesses

(2)	Kwangju Bank

1.	Primary Businesses

•	Banking business

•	Ancillary business

2.	Supplementary Businesses

•	Trust business

•	Credit card business

•	Other authorized businesses

(3)	Kyongnam Bank

1.	Primary Businesses

•	Banking business

•	Ancillary business

2.	Supplementary Businesses

•	Trust business

•	Credit card business

•	Other authorized businesses

(4)	Woori Investment & Securities

1.	Securities dealing;

2.	Consignment sales of securities;

3.	Brokering and/or proxy transactions of securities;

4.	Underwriting of securities;

5.	Offering of securities;

6.	Conscription for securities sales;

7.	Brokering of securities in domestic and overseas securities markets;

8.	Credit services related to securities trading;

9.	Securities-backed loans;

10.	Lending of securities;

11.	Securities saving services;

12.	Rating of securities and equity stakes;

13.	Payment guarantees for principal and interests of corporate bonds;

14.	Trustee services for bond offerings;

15.	Trading and brokering of marketable certificates of deposits;

16.	Lottery sales;

17.	Real estate leasing;

18.	Lending of securities, and related brokerage, arrangement and agency services;

19.	Trading of leased securities and related brokerage, arrangement and agency services;

20.	Depositary of securities;

21.	Asset management and trustee services for securitization specialty companies under asset securitization regulations;

22.	Securities dealing in the ECN market;

23.	Underwriting, brokerage and agency services for securities issued on a private placement basis;

24.	Leasing and sales of IT systems and software related to securities business;

25.	Advertisement in the form of electronic document through communication network;

26.	Other businesses and activities related to the items listed above; and

27.	Other businesses approved by relevant regulatory agencies.

(5)	Woori Asset Management

1.	Creation/cancellation of investment trusts;

2.	Management of investment trust assets;

3.	Management of mutual funds;

4.	Sales and redemption of indirect investment securities;

5.	Investment advisory;

6.	Investment executions;

7.	Administration of invested companies;

8.	Futures trading;

9.	Call trading;

10.	Bill purchases;

11.	Domestic and global economy and capital markets research;

12.	Securities dealing;

13.	Publishing investment related books;

14.	Real estate leasing;

15.	Other activities approved by the Indirect Investment Asset Management Business Act;

16.	Other businesses and activities related to the items listed above; and

17.	Other businesses approved by relevant regulatory agencies.

(6)	Woori Finance Information System

1.	Development, distribution and management of computer systems;

2.	Consulting services in computer installation and usage;

3.	Distribution, brokerage and lease of computer systems;

4.	Maintenance of computer-related equipment;

5.	Publication and distribution of IT-related reports and books;

6.	Educational services related to computer usage;

7.	Research and outsourcing information processing services;

8.	Internet-related businesses;

9.	Information processing, telecommunications and information distribution services;

10.	Manufacturing and distribution of audio-visual media; and

11.	All activities directly or indirectly related to the items listed above.

(7)	Woori F&I

1.	Purchase and disposition of ABSs, issued primarily to securitize distressed assets, pursuant to the Asset Securitization Law;

2.	Purchase and disposition of asset management companies that had been initially set up to manage distressed assets pursuant to the Asset securitization Law; and

3.	All businesses or activities directly or indirectly related to the businesses listed above.

(8)	Woori LB Third Asset Securitization Specialty Co., Ltd.

1.	Transfer, management and disposition of all rights related to the securities and other assets (the “securitized assets”) of Woori Bank (formerly known as Hanvit Bank) and Kwangju Bank pursuant to the Asset Securitization Law;

2.	Offering and redemption of the securitized assets;

3.	Preparation and registration of asset securitization plans to the Financial Supervisory Service;

4.	Execution of agreements required for the asset securitization plan;

5.	Provisional borrowing and other similar procedures for ABS redemption;

6.	Investment of surplus funds; and

7.	Other activities related to the items listed above.

2.	History of the Company

a.	Company History

(1)	Background: From the establishment and its major changes.

December 23, 2000	Enactment of the Financial Holding Company Act

December 30, 2000	KDIC invested public funds of Won 8.5 trillion in Hanvit Bank, Peace Bank, Kwangju Bank, Kyongnam Bank and Hanaro Merchant Bank

March 14, 2001	Filed application for the incorporation of Woori Finance Holdings

March 24, 2001	Official approval from the Financial Supervisory Service for Woori Finance Holdings

March 27, 2001	Incorporated as Woori Finance Holdings, Co. Ltd (Total Capital: Won 3.6 trillion)

April 2, 2001	Official launch of Woori Finance Holdings

July 16, 2001	Issued bonds with warrants

September 1, 2001	Hanaro Merchant Bank’s name changed to Woori Merchant Bank

September 29, 2001	Woori Finance Information System incorporated as a subsidiary

December 3, 2001	Woori Asset Management incorporated as a subsidiary

December 3, 2001	Woori First Asset Securitization Specialty Co., Ltd. incorporated as a subsidiary

December 26, 2001	Woori Second Asset Securitization Specialty Co., Ltd. incorporated as a subsidiary

December 31, 2001	Spin-off and merger of Peace Bank; Launch of Woori Credit Card

March 15, 2002	Woori Third Asset Securitization Specialty Co., Ltd. incorporated as a subsidiary

March 29, 2002	Woori Investment Trust Management incorporated as a subsidiary

May 20, 2002	Havit Bank’s name changed to Woori Bank

June 11, 2002	Capital increase through public offering (Total capital: Won 3.8 trillion)

June 24, 2002	Listed on the Korea Stock Exchange

July 29, 2002	Woori Securities incorporated as a subsidiary

September 5, 2002	Executed strategic investment agreement with Lehman Brothers with respect to the management of distressed assets

December 23, 2002	Purchase and acquisition agreement with the credit card division of Kwangju Bank

July 31, 2003	Woori Merchant Bank merged into Woori Bank

September 29, 2003	Listing on the New York Stock Exchange

December 12, 2003	Liquidation of Woori LB First Asset Securitization Specialty Co., Ltd.

March 30, 2004	Appointment of new management

March 31, 2004	Woori Card merged into Woori Bank

June 18, 2004	Woori Securities becomes a wholly-owned subsidiary

December 21, 2004	Capital increase through conversion of CBs (Total capital after conversion: Won 3.9 trillion)

December 24, 2004	Acquired LG Investment & Securities and incorporated as a subsidiary

February 17, 2005	Capital increase through conversion of CBs (Total capital after conversion: Won 3.9 trillion)

March 11, 2005	Capital increase through conversion of CBs (Total capital after conversion: Won 4.0 trillion)

March 31, 2005	Woori Securities and LG Investment & Securities merged (The name of the surviving entity, LG Investment & Securities, changed to Woori Investment & Securities)

May 6, 2005	Incorporated LG Investment Trust Management from 2nd tier subsidiary to 1st tier subsidiary

May 31, 2005	Woori Investment Trust Management and LG Investment Trust Management merged (The name of the surviving entity, LG Investment Trust Management, changed to Woori Asset Management)

August 3, 2005	Dissolution of Woori LB Second Asset Securitization Specialty Co., Ltd.

September 5, 2005	Woori Asset Management becomes a wholly-owned subsidiary through capital reduction and cancellation

October 21, 2005	Woori Private Equity is established and incorporated as a subsidiary

October 27, 2005	Closure of strategic investment agreement with Lehman Brothers

b.	Associated Business Group

(1)	Overview of Business Group

1.	Name of business group: Woori Financial Group
2.	History

December 23, 2000	Enactment of the Financial Holding Company Act

December 30, 2000	KDIC invested public funds of Won 8.5 trillion in Hanvit Bank, Peace Bank, Kwangju Bank, Kyongnam Bank and Hanaro Merchant Bank

March 14, 2001	Filed application for the incorporation of Woori Finance Holdings

March 24, 2001	Official approval from the Financial Supervisory Service for Woori Finance Holdings

March 27, 2001	Incorporated as Woori Finance Holdings, Co. Ltd (Total Capital: Won 3.6 trillion)

April 2, 2001	Official launch of Woori Finance Holdings

July 16, 2001	Issued bonds with warrants

September 1, 2001	Hanaro Merchant Bank’s name changed to Woori Merchant Bank

September 29, 2001	Woori Finance Information System incorporated as a subsidiary

December 3, 2001	Woori Asset Management incorporated as a subsidiary

December 3, 2001	Woori First Asset Securitization Specialty Co., Ltd. incorporated as a subsidiary

December 26, 2001	Woori Second Asset Securitization Specialty Co., Ltd. incorporated as a subsidiary

December 31, 2001	Spin-off and merger of Peace Bank; Launch of Woori Credit Card

March 15, 2002	Woori Third Asset Securitization Specialty Co., Ltd. incorporated as a subsidiary

March 29, 2002	Woori Investment Trust Management incorporated as a subsidiary

May 20, 2002	Havit Bank’s name changed to Woori Bank

June 11, 2002	Capital increase through public offering (Total capital: Won 3.8 trillion)

June 24, 2002	Listed on the Korea Stock Exchange

July 29, 2002	Woori Securities incorporated as a subsidiary

September 5, 2002	Executed strategic investment agreement with Lehman Brothers with respect to the management of distressed assets

December 23, 2002	Purchase and acquisition agreement with the credit card division of Kwangju Bank

July 31, 2003	Woori Merchant Bank merged into Woori Bank

September 29, 2003	Listing on the New York Stock Exchange

December 12, 2003	Liquidation of Woori LB First Asset Securitization Specialty Co., Ltd.

March 30, 2004	Appointment of new management

March 31, 2004	Woori Card merged into Woori Bank

June 18, 2004	Woori Securities becomes a wholly-owned subsidiary

December 21, 2004	Capital increase through conversion of CBs (Total capital after conversion: Won 3.9 trillion)

December 24, 2004	Acquired LG Investment & Securities and incorporated as a subsidiary

February 17, 2005	Capital increase through conversion of CBs (Total capital after conversion: Won 3.9 trillion)

March 11, 2005	Capital increase through conversion of CBs (Total capital after conversion: Won 4.0 trillion)

March 31, 2005	Woori Securities and LG Investment & Securities merged (The name of the surviving entity, LG Investment & Securities, changed to Woori Investment & Securities)

May 6, 2005	Incorporated LG Investment Trust Management from 2nd tier subsidiary to 1st tier subsidiary

May 31, 2005	Woori Investment Trust Management and LG Investment Trust Management merged (The name of the surviving entity, LG Investment Trust Management, changed to Woori Asset Management)

August 3, 2005	Dissolution of Woori LB Second Asset Securitization Specialty Co., Ltd.

September 5, 2005	Woori Asset Management becomes a wholly-owned subsidiary through capital reduction and cancellation

October 21, 2005	Woori Private Equity is established and incorporated as a subsidiary

October 27, 2005	Closure of strategic investment agreement with Lehman Brothers

(2)	Related companies within the business group

Type	Name of Company	Controlling Company	Notes

Holding Company	Woori Finance Holdings	KDIC

1st Tier Subsidiaries	Woori Bank	Woori Finance Holdings	8 companies
Kwangju Bank
Kyongnam Bank
Woori Finance Information System
Woori F & I
Woori Third Asset Securitization Specialty
Woori Asset Management (1)
Woori Investment & Securities

2nd Tier Subsidiaries	Woori Credit Information	Woori Bank	12 companies
Woori America Bank
P.T. Bank Woori Indonesia
Shinwoo Corporate Restructuring Company
Woori First Private Equity Fund
	Nexbi Tech	Woori Finance Information System
	Woori CA Asset Management	Woori F&I
	Woori Futures	Woori Investment & Securities
Woori Investment & Securities International Ltd.
Woori Investment & Securities (HK) Ltd.
Woori Investment & Securities America Inc.
Mars First Private Hoesa

(1)	On May 6, 2005, Woori Finance Holdings acquired a 90% stake in LG Investment Trust Management from Woori Investment & Securities, and LGITM was upgraded to a first tier subsidiary. The name was changed to Woori Asset Management on June 2, 2005. On September 5, 2005, Woori Asset Management became a wholly-owned subsidiary through capital reduction and cancellation.

*	Woori Second Asset Securitization Specialty was excluded as a subsidiary following its dissolution on August 3, 2005.

*	Woori Private Equity was established on October 21, 2005 and incorporated as a subsidiary.

3.	Capital Structure

a.	Changes in Capital

(units: Won)

Date	Category	Stock Decrease/Increase
		Type	Quantity	Par Value	Issue price		Note
2001.3.27	Establishment	Common	727,458,609	5,000	5,000		—
2002.5.31	Exercise B/W	Common	165,782	5,000	5,000		—
2002.6.12	Capital increase w/ consideration	Common	36,000,000	5,000	6,800		0.0494
2002.6.30	Exercise B/W	Common	1,416,457	5,000	5,000		—
2002.9.30	Exercise B/W	Common	2,769,413	5,000	5,000		—
2002.12.31	Exercise B/W	Common	4,536	5,000	5,000		—
2003.3.31	Exercise B/W	Common	1,122	5,000	5,000		—
2003.6.30	Exercise B/W	Common	7,688,991	5,000	5,000		—
2004.6.18	Stock Exchange	Common	8,571,262	5,000	8,902	1)	Exchange with Woori Sec shares on a 1-to-0.55 basis
2004.11.4	Exercise CB	Common	666,301	5,000	5,380		—
2004.12.2	Exercise CB	Common	7,995,613	5,000	5,380		—
2004.12.21	Exercise CB	Common	3,717,472	5,000	5,380		—
2005.2.17	Exercise CB	Common	3,481,173	5,000	5,588		—
2005.3.11	Exercise CB	Common	5,914,180	5,000	7,313		—
2005.3.11	Exercise CB	Common	164,429	5,000	7,228		—

b.	Anticipated Changes in Capital

Not applicable

c.	Convertible Bonds

All issued convertible bonds have been converted as of the date of this report.

4.	Total Number of Authorized Shares

a.	Total Number of Authorized Shares

As of 2005.9.30		(units: shares	)

Items	Type
	Common Shares	Total
Total number of shares authorized	2,400,000,000	2,400,000,000
Total number of issued stock	806,015,340	806,015,340
Treasury stock	2,550	2,550
Free float shares	806,012,790	806,012,790

b.	Capital and Price per Share

As of 2005.9.30	(units: Won, shares	)

		Capital			Price per share
Type		Capital	Par value of issued shares	Par value of free float shares	Par value per share	Capital ÷ number of shares issued	Capital ÷ free float shares
Registered	Common Stock	4,030,076,700,000	4,030,076,700,000	4,030,063,950,000	5,000	5,000	5,000
Total		4,030,076,700,000	4,030,076,700,000	4,030,063,950,000	5,000	5,000	5,000

c.	Treasury Stock

As of 2005.9.30	(units: shares	)

Acquisition Method	Type of Stock	Beg.	Acquired	Disposal	Canceled	End	Remarks
Direct purchase under Sub-section 1, section 189-2	Common
	Preferred
Direct purchase other than the conditions under Sub-section 1, section 189-2	Common	2,547	3			2,550
	Preferred
Subtotal	Common	2,547	3			2,550
	Preferred
Indirect acquisition from trust agreement	Common
	Preferred
Total	Common	2,547	3			2,550
	Preferred

d.	Status of Employee Stock Option Program

(units: Won, shares)

Type of stock	Type of Stock	Initial Balance	Ending Balance
Employee Account
Employee Union Account	Common stock	2,073,551	293,718

5.	Voting Rights

As of 2005.9.30	(units: shares	)

Items		Number of stock	Notes
Total number of shares	Common Shares	806,015,340
	Preferred Shares
Stocks without voting rights	Common Shares
	Preferred Shares
Stocks with limited voting rights under the Securities & Exchange Law	—	2,550
Stocks with voting rights restored	—
Stocks with voting rights	Common Shares	806,012,790
	Preferred Shares

6.	Dividend Information

a.	Dividend information for the past three years

(units: Won)

Items		2004	2003	2002
Par value per share (Won)		5,000	5,000	5,000
Net profit (Won in Millions)		1,292,493	202,565	589,214
Earnings per share (Won)		1,655	262	786
Profit available for dividend distribution (Won in Millions)		2,150,995	1,203,688	1,086,596
Total cash payout (Won in Millions)		119,468	77,550	57,262
Total stock dividends (Won in Millions)
Propensity to cash dividends (%)		9.24	38.28	9.72
Cash dividend yield (%)	Common Shares	1.81	1.53	5.22
	Preferred Shares
Stock dividend yield (%)	Common Shares
	Preferred Shares
Cash dividend per share (Won)	Common Shares	150	100	250
	Preferred Shares
Stock dividend per share (Won)	Common Shares
	Preferred Shares

II.	Description of Business

1.	Business Overview

a.	Organization Chart

2.	Overview of Operations

a.	Performance of Operations

As a financial holding company under the Financial Holding Company Act, our main income consists of dividend payments made to us by our subsidiaries. We are not involved in any other operations.

b.	Financing of operations

(1)	Source of Funds

(units: millions of Won)

Items	2005 3Q	2004	2003	2002
Shareholders’ Equity	8,986,812	7,436,457	5,597,895	5,064,129
Capital	4,030,076	3,982,278	3,877,525	3,839,074
Capital Surplus	84,488	84,356	61,324	58,645
Retained Earnings	3,704,558	2,359,422	1,282,866	1,145,518
Capital Adjustments	1,167,689	1,010,402	376,180	20,892
Borrowings	2,606,084	2,299,992	2,649,920	2,325,021
Debentures	2,595,737	2,154,637	2,621,182	1,999,250
Bank Borrowings	—	120,000	—	300,000
Commercial Paper	—	—	—	—
Other Borrowings	—	—	—	—
Other Liabilities	10,346	25,354	28,738	25,771
Total	11,592,897	9,736,449	8,247,815	7,389,150

*	Change in accounting policy with respect to private funds was not applied to figures for 2002, 2003, and 2004

(2)	Use of Funds

(units: millions of Won)

Items	2005 3Q	2004	2003	2002
Subsidiary Stock	10,947,829	9,425,381	7,007,222	6,062,119
Woori Bank	9,069,349	7,578,363	5,869,558	4,500,143
Kyongnam Bank	686,414	608,802	504,629	424,060
Kwangju Bank	464,695	420,595	364,955	290,003
Woori Credit Card	—	—	—	379,126
Woori Merchant Bank	—	—	—	222,936
Woori Financial Information System	12,761	7,613	7,284	3,364
Woori F&I	96,896	58,231	35,896	17,016
Woori 2nd Asset Securitization Specialty	—	—	20,016	31,666
Woori 3rd Asset Securitization Specialty	—	—	1,266	—
Woori Investment Trust Management (2)	—	35,076	34,978	39,646
Woori Securities (1)	—	361,500	168,639	154,159
Woori Investment & Securities (1)	557,977	355,201
Woori Asset Management (2)	59,738
Loan Obligations	186,851	218,641	830,566	1,231,207
Tangible Assets	136	228	242	324
Intangible Assets	39	54	51	50
Cash	418,178	56,099	349,585	73,256
Other Assets	39,861	36,047	60,148	22,195
Total	11,592,897	9,736,449	8,247,815	7,389,151

*	Change in accounting policy with respect to private funds was not applied to figures for 2002, 2003, and 2004

1)	Invested shares of Woori Securities were evaluated under equity method until the merger in March 31, 2005 and were absorbed into Woori Investment & Securities.

2)	Invested shares of Woori Investment Trust Management were evaluated under equity method until the merger in May 31, 2005 and were absorbed into Woori Asset Management.

c.	Transactions related to Commission Fees

(units: millions of Won)

Category	Items	2005 3Q	2004 3Q	2004
Commission Revenue (A)		0	0	0
Commission Expense (B)		5,416	5,072	8,037
Commission Profit (A-B)		-5,416	-5,072	-8,037

3.	Other Information Relevant to Investment Decisions

We calculated the following ratios in accordance with the Financial Holding Company Act as explained in the footnote below.

a.	Won-denominated Current Ratio

(units: millions of Won)

Items	2005 3Q	2004	2003	2002
Current Assets (A)	419,048	57,346	203,202	78,357
Current Liabilities (B)	310,297	11,385	9,711	9,317
Current Ratio (A/B)	135.0%	503.7%	2,092.5%	841.0%

*	Current ratio of Won

=	assets with maturity of less than 3 months

liabilities with maturity of less than 3 months

b.	Foreign Currency-denominated Current Ratio

(units: millions of Won)

Items	2005 3Q	2004	2003	2002
Current Assets (A)	—	—	147,754	—
Current Liabilities (B)	—	—	148,598	—
Current Ratio (A/B)	—	—	99.4%	—

*	Current ratio of foreign currency

=	assets with maturity of less than 3 months

liabilities with maturity of less than 3 months

c.	Debt Ratio

(units: millions of Won)

Items	2005 3Q	2004	2003	2002
Liabilities (A)	2,606,084	2,299,992	2,649,920	2,325,022
Equity (B)	8,986,812	7,436,457	5,597,895	5,064,129
Debt Ratio (A/B)	29.0%	30.9%	47.3%	45.9%

d.	Credit ratings for the past three years

Date of Rating	Evaluated Securities	Credit Rating	Company (Ratings Range)	Evaluation Category
2001.6.27
2001.6.28
2001.9.26
2001.9.26
2001.11.29
2002.10.17
2002.10.22
2002.11. 8
2002.12.13
2002.12.16
2003.6.30
2003.9.8
2003.9.8
2003.11.13
2003.12.04
2003.12.04
2004.2.6
2004.3.11
2004.5.27
2004.6.9
2004.6.9
2004.7.16
2004.7.16
2004.11.15
2004.11.15
2005.6.7
2005.6.9
2005.6.13
2005.9.16
2005.9.20
2005.10.24

Debentures

Debentures

Debentures

Debentures

Debentures

Debentures

Debentures

Debentures

Debentures

Debentures

Debentures

Debentures

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Debentures

Debentures

AA+ AA+ AA+ AA+ BBB- AA+ AA+ BBB AA+ AA+ AA+ AAA AAA BBB AAA AAA BBB BBB- Baa3 AAA AAA AAA AAA AAA AAA BBB AAA AAA AAA AAA BBB+

Korea Ratings (AAA~D)

KIS Ratings (AAA~D)

KIS Ratings (AAA~D)

Korea Ratings (AAA~D)

R&I (AAA~C)

Korea Ratings (AAA~D)

KIS Ratings (AAA~D)

R&I (AAA~C)

Korea Ratings (AAA~D)

KIS Ratings (AAA~D)

KIS Ratings (AAA~D)

Korea Ratings (AAA~D)

KIS Ratings (AAA~D))

R&I (AAA~C)

NICE (AAA~D)

KIS Ratings (AAA~D))

Fitch Rating (AAA~D)

S&P (AAA~D)

Moody’s (Aaa~C)

KIS Ratings (AAA~D))

NICE (AAA~D)

NICE (AAA~D)

Korea Ratings (AAA~D)

Korea Ratings (AAA~D)

KIS Ratings (AAA~D)

S&P (AAA~D)

KIS Ratings (AAA~D)

Korea Ratings (AAA~D)

NICE (AAA~D)

KIS Ratings (AAA~D)

Fitch Rating (AAA~D)

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Case evaluation

e.	Other Important Information

See our annual report for the BIS capital ratio and non-performing loans of our subsidiaries.

III.	Financial Information

1.	Condensed Financial Statements (Non-consolidated)

(units: millions of Won)

Items	2005 3Q	2004	2003	2002	2001
Cash and Due from Banks	418,179	56,099	349,585	73,256	13,825
Securities	10,947,829	9,436,976	7,007,222	6,062,119	5,016,864
Loans	186,851	218,641	830,566	1,231,207	648,365
Fixed Assets	176	282	293	374	651
Other Assets	39,862	36,046	60,148	22,195	14,108
Total Assets	11,592,897	9,748,044	8,247,814	7,389,151	5,693,813
Borrowings	0	120,000	0	300,000	310,000
Debentures	2,595,738	2,154,636	2,621,182	1,999,250	1,298,304
Other Liabilities	10,347	25,355	28,737	25,772	8,162
Total Liabilities	2,606,085	2,299,991	2,649,919	2,325,022	1,616,466
Common Stock	4,030,077	3,982,278	3,877,525	3,839,074	3,637,293
Capital Surplus	84,488	84,356	61,324	58,645	0
Retained Earnings	3,704,558	2,328,854	1,282,866	1,145,518	558,501
Capital Adjustment	1,167,690	1,052,565	376,180	20,892	-118,447
Total Stockholder’s Equity	8,986,812	7,448,053	5,597,895	5,064,129	4,077,347
Operating Income*	1,637,665	1,922,849	1,593,251	878,488	717,112
Operating Expenses *	137,558	662,975	1,390,154	302,721	31,222
Operating Profit	1,500,107	1,259,874	203,097	575,767	685,890
Ordinary Income	1,500,034	1,261,925	202,565	589,214	685,885
Net profit	1,500,034	1,261,925	202,565	589,214	684,102

* 1.	Operating income and operating expenses are computed by the total amount of gain or loss from equity method in accordance with the Article 15 of the corporate accounting standard.

2.	The 2004 figures have been changed due to the changes in accounting standards.

2.	Condensed Financial Statements (Consolidated)

(units: millions of Won)

Items	2004	2003	2002	2001
Cash and Due from Banks	6,850,115	6,471,855	6,568,852	6,432,890
Securities	28,553,168	27,006,677	26,452,509	25,024,333
Loans	91,768,615	86,077,297	73,604,113	59,876,198
Fixed Assets	2,646,979	2,734,616	2,796,183	2,831,851
Other Assets	6,811,684	6,477,274	5,421,877	5,920,545
Total Assets	136,630,561	128,767,718	114,843,534	100,058,817
Deposits	92,148,907	89,049,625	78,917,388	69,332,217
Borrowings	13,285,773	12,813,104	13,839,614	13,742,572
Debentures	13,687,295	12,195,159	10,792,932	5,491,533
Other Liabilities	8,814,901	9,011,530	5,987,833	7,080,301
Total Liabilities	127,936,876	123,069,418	109,528,767	95,646,623
Common Stock	3,982,278	3,877,525	3,839,074	3,637,293
Consolidated Capital Surplus	170,960	57,844	25,029	—
Consolidated Retained Earnings	2,363,713	1,152,053	1,151,113	558,852
Consolidated Capital Adjustment	923,794	414,969	54,506	-116,546
Minority Interest	1,252,940	195,909	245,045	359,595
Total Stockholder’s Equity	8,693,685	5,698,300	5,314,767	4,439,194
Operating Income (1)	13,359,215	10,403,445	9,623,990	10,159,156
Operating Expenses (2)	12,191,952	10,060,210	8,908,732	9,847,439
Operating Profit	1,167,263	343,235	715,258	311,717
Non-operating Income	458,277	639,882	540,113	1,190,685
Non-operating Expenses	390,804	752,055	800,487	937,984
Ordinary Income	1,234,736	231,062	454,884	564,418
Aggregated Net Profit	1,291,620	52,374	613,576	736,616
Consolidated Net Profit	1,292,493	56,279	591,588	686,287
No. of Companies Consolidated	24	15	17	17

(1) (2)	Operating income and operating expenses are calculated from the total amount of gain or loss under the equity method in accordance with the Article 15 of the corporate accounting standard.

3.	Accounting Information

a.	Loan Loss Reserves

(1)	Loan Loss Reserves for the past three years by classification

(units: millions of Won)

Period	Item	Total Credits	Loan Loss Reserves	Provisioning Ratio
2005 3Q	Lendings	120,000	600	0.5%
	Loans	67,790	339	0.5%
	Total	187,790	939	0.5%

2004	Lendings	151,850	759	0.5%
	Loans	67,890	339	0.5%
	Total	219,740	1,098	0.5%

2003	Lendings	156,850	784	0.5%
	Loans	677,890	3,390	0.5%
	Total	834,740	4,174	0.5%

(2)	Change in Loan Loss Reserves for the past three years

(units: millions of Won)

Item	2005 3Q	2004	2003
1. Initial loan loss reserves balance	1,098	4,174	147,381
2. Net credit costs	0	0	127,551
1) Write-offs	0	0	127,400
2) Recovery of written-off assets	0	0	0
3) Other changes	0	0	151
Recovery of credit costs	(159)	(3,076)	15,656
Ending loan loss reserve balance	939	1,098	4,174

4.	Notes on consolidated financial statement

(1)	Auditor’s opinion

Item	2004	2003	2002	2001
Auditor	Deloitte HanaAnjin	Deloitte & Touche	Deloitte & Touche	Arthur Andersen

Auditor’s Opinion	Unqualified Opinion	Unqualified Opinion	Unqualified Opinion	Unqualified Opinion

(2)	Companies included in the consolidated financial statement in the last three years

Year	Companies included	Newly included companies	Excluded companies

2004	Woori Finance Holdings and 24 companies

- Woori First Private Investment Company

- LG Investment & Securities

- LG Futures

- LG Investment Trust Management

- LG Investment & Securities Int’l Ltd.

- LG Investment & Securities (H.K.) Limited

- LG Investment & Securities America, Inc.

- LG Investments Holding B.V. (Amsterdam)GG

- High Technology Venture Investment

- Global Technology Investment

- Woori Credit Card

2003	Woori Finance Holdings and 15 companies		- Woori Merchant Bank - Woori First SPC

2002	Woori Finance Holdings and 17 companies	- Woori F&I - Woori 3rd SPC

IV.	Independent Auditor’s Opinion

1.	Independent Auditor’s Opinion

a.	Independent Auditor

2005 3Q	2004 3Q	2004 Dec. 31	2003 Dec. 31
Deloitte Anjin	Deloitte & Touche	Deloitte HanaAnjin	Deloitte & Touche

2.	Compensation to the Independent Auditor

a.	Auditing Service

(units: millions of Won)

Year	Auditor	Activity	Compensation	Accrued Time (hr)
2005 3Q	Deloitte HanaAnjin	Quarter, Half Year, Annual Interim Financial Statement (Consolidated, Non-consolidated)	320	4,750
2004	Deloitte HanaAnjin	Quarter, Half Year, Annual Interim Financial Statement (Consolidated, Non-consolidated)	310	7,158
2003	Deloitte Touche	Quarter, Half Year, Annual Interim Financial Statement (Consolidated, Non-consolidated)	283	6,751

(1)	Compensation for 2005 3Q is on an yearly contract basis

(2)	Accrued time for 2005 3Q is the actual amount of time spent until the 3rd quarter

b.	Compensation for services other than the Audit

(units: thousands of dollars)

Year	Contract Date	Activity	Period	Comp.	Note
2004	2005.3.25	US GAAP Auditing	2004.12~2005.5	2,050	Deloitte HanaAnjin

2003	2003.7.30	US GAAP Auditing	2003.8 ~2004.5	4,500	Deloitte Touche

2002	2003.2.28	US GAAP Auditing	2002.12 ~2003.5	4,250	Deloitte Touche

V.	Corporate Governance and Affiliated Companies

1.	Overview of the Corporate Governance

a.	About the Board of Directors

(1)	Board of Directors

A.	Duties of Boards of Directors

1.	The Board of Directors shall consist of directors and shall determine the matters which are provided for as the authority of the Board of Directors under the relevant laws and regulations.

2.	The Board of Directors shall perform its duties set forth in the Rules for the Board of Directors for the purpose of enhancement of shareholders’ benefits.

B.	Information Regarding the Board of Directors

•	The following information was stated in the notice to the shareholders of the annual general meeting and in the explanation of bill on March 10 and 11, 2005, respectively.

•	Second Resolution: Appointment of Standing Director

Position	Name	Information	Relationship with KDIC	Transaction with WFG
Standing Director	Seung Hee Park	- Executive Director of KDIC - Senior Managing Director at Woori Finance Holdings	N/A	N/A

•	Third Resolution: Appointment of Non-Standing Directors and Audit Committee Members

Position	Name	Information	Relationship with KDIC	Transaction with WFG

Non-standing Director and audit Committee	Je-Hoon Lee	- B.A. in Sociology, Seoul National University - M.A. in Journalism, Seoul National University - CEO & President of The Joongang Ilbo - Currently President of Korea BBB Association	N/A	N/A

Non-standing Director and audit Committee	Sung-Tae Ro	- B.A. in Economics, Seoul National University - Ph.D. in Economics, Harvard University - Chief Editor of The Korea Economic Daily - Currently Dean of Business School at Myongji University	N/A	N/A

Non-standing Director and audit Committee	Oh-Seok Hyun

- B.A. in Business Administration, Seoul National University

- Ph.D. in Economics, University of Pennsylvania

- Former employee at Ministry of Finance and Economy

- Currently President of Trade Research Institute, Korea Int’l Trade Association

			N/A	N/A

Non-standing Director and audit Committee	Dosoung Choi

- B.A. in Business Administration, Seoul National University

- Ph.D. in Finance, Pennsylvania State University

- Chairman of Korean Securities Association

- Currently Professor of Finance at Seoul National University

			N/A	N/A

Non-standing Director and audit Committee	Chung-Sook Moon	- B.A. in Home Management, Sookmyung Women’s University - Ph.D. in Consumer Economics, Kansas State University - Currently Professor of Economics at Sookmyung Women’s University	N/A	N/A

Non-standing Director and audit Committee	Sung-Hwan Bae	- Ph.D. in Business Administration at SungKyunKwan University - Banking Supervisory Authority of the Bank of Korea - Currently director at Korea Deposit Insurance Corp.	Employee (Director)	N/A

Non-standing Director and audit Committee	Woon-Youl Choi	- B.A. in Business Administration at Seoul National University - Ph.D. in Finance at University of Georgia - Member, Monetary Policy Committee - Currently Professor of Business at Sogang University	N/A	N/A

C.	Appointment of Non-standing Directors

Pursuant to Article 42 of the Articles of Association and Article 5 of the non-standing director candidate nomination committee regulations, a non-standing director is appointed through the recommendation by the non-standing director candidate nomination committee of the candidates and the a resolution at a shareholders’ meeting.

*	Article 42 (Committee)

1.	We currently have the following management committees serving under the board of directors:

(a)	BOD Management Committee

(b)	Management Compensation Committee

(c)	Risk Management Committee

(d)	Executive Management Committee

(e)	Ethics Management Committee

(f)	Non-standing Director Candidate Nomination Committee

(g)	MOU Review Committee

(h)	Audit Committee

D.	Committees within Board of Directors

As of 2005.9.30

1.	BOD Management Committee

Name	Position	Notes

Young-Key Hwang	Chairman and CEO	Chairman/CEO Young-Key Hwang heads the committee consisting of the heads of sub-committees. Non-standing directors must be more than 1/2 of the total committee members.
Je-Hoon Lee	Non-standing Director
Sung-Tae Ro	Non-standing Director
Woon-Youl Choi	Non-standing Director
Dosoung Choi	Non-standing Director
Chung-Sook Moon	Non-standing Director

Director Dosoung Choi resigned on April 7, 2005.

An audit committee member, Woon-Youl Choi, was appointed to the committee on April 20, 2005.

2.	Management Compensation Committee

Name	Position	Notes
Je-Hoon Lee	Non-standing Director	Non-standing director Je-Hoon Lee heads the committee consisting of 4 non-standing directors.
Woon-Youl Choi	Non-standing Director
Oh-Seok Hyun	Non-standing Director
Dosoung Choi	Non-standing Director

Non-standing director Woon-Youl Choi was newly appointed to the committee on March 28, 2005.

Directors Je-Hoon Lee, Oh-Seok Hyun and Dosoung Choi have been reappointed and Dosoung Choi resigned on April 7, 2005.

3.	Risk Management Committee

Name	Position	Notes

Young-Key Hwang	Chairman and CEO	The committee consists of the Chairman/CEO, CFO and no less than 3 non-standing directors.
Seung Hee Park	Senior managing director and CFO
Sung-Tae Ro	Non-standing Director
Woon-Youl Choi	Non-standing Director
Oh-Seok Hyun	Non-standing Director
Dosoung Choi	Non-standing Director

At the BOD meeting held on March 28, 2005, the regulations of the risk management committee have been revised, and the committee structure was adjusted.

Newly appointed standing director Seung Hee Park was appointed to the committee and directors Sung-Tae Ro and Oh-Seok Hyun have been reappointed on March 28, 2005.

Dosoung Choi resigned and Woon-Youl Choi was newly appointed on April 7, 2005.

4.	Audit Committee

Name	Position	Notes

Je-Hoon Lee	Non-standing Director

Sung-Tae Ro	Non-standing Director

Oh-Seok Hyun	Non-standing Director

Dosoung Choi	Non-standing Director

Chung-Sook Moon	Non-standing Director

Sung-Hwan Bae	Non-standing Director

Woon-Youl Choi	Non-standing Director

Director Woon-Youl Choi was appointed to the committee on March 28, 2005.

Director Dosoung Choi resigned on April 7, 2005.

5.	Executive Management Committee

Name	Position	Notes
Young-Key Hwang	Chairman and CEO	Chairman/CEO Young-Key Hwang heads the committee consisting of all executive directors.
Jong-Wook Kim	Vice Chairman
Seung Hee Park	Senior managing director and CFO

Newly appointed standing director Seung Hee Park was appointed to the committee on March 28, 2005.

6.	Ethics Management Committee

Name	Position	Notes

Young-Key Hwang	Chairman and CEO	Non-standing director Chung-Sook Moon heads the committee consisting of all executive directors and no less than 2 non-standing directors.
Jong-Wook Kim	Vice Chairman
Seung Hee Park	Senior managing director and CFO
Je-Hoon Lee	Non-standing Director
Oh-Seok Hyun	Non-standing Director
Chung-Sook Moon	Non-standing Director

Newly appointed standing director Seung Hee Park was appointed to the committee and directors Je-Hoon Lee, Oh-Seok Hyun and Chung-Sook Moon have been reappointed on March 28, 2005.

7.	Non-standing Director Candidate Nomination Committee

Name	Position	Notes

Young-Key Hwang	Chairman and CEO	Non-standing director Sung-Tae Ro heads the committee consisting of the Chairman/CEO and no less than 3 non-standing directors.
Je-Hoon Lee	Non-standing Director
Sung-Tae Ro	Non-standing Director
Woon-Youl Choi	Non-standing Director

Newly appointed non-standing director Woon-Youl Choi was appointed to the committee and directors Je-Hoon Lee and Sung-Tae Ro were reappointed on March 28, 2005.

8.	MOU Review Committee

Name	Position	Notes

Young-Key Hwang	Chairman and CEO	Chairman/CEO Young-Key Hwang heads the committee consisting of the entire board of directors.
Jong-Wook Kim	Vice Chairman
Seung Hee Park	Senior Managing director and CFO
Je-Hoon Lee	Non-standing Director
Sung-Tae Ro	Non-standing Director
Woon-Youl Choi	Non-standing Director
Oh-Seok Hyun	Non-standing Director
Dosoung Choi	Non-standing Director
Chung-Sook Moon	Non-standing Director
Sung-Hwan Bae	Non-standing Director

Non-standing directors Woon-Youl Choi and Seung Hee Park have been newly appointed to the committee on March 28, 2005.

Director Dosoung Choi resigned on April 7, 2005.

E.	Stock Options

As of 2005.9.30						(units: Won, thousands of shares)

Grantee	Relationship	Grant date	Type of stock	No. of granted options	Exercised options	Cancelled options	Exercisable options	Closing price
Byung Chul Yoon	Standing director	2002.12.04	Common	100	—	—	100	8,530

Kwang Woo Chun	Standing director	2002.12.04	Common	80	—	—	80	8,530

Euoo Sung Min	Standing director	2002.12.04	Common	80	—	80	—	8,530

Hwan Kyu Park	Non-standing dir.	2002.12.04	Common	40	—	—	40	8,530

Ki Chul Han	Non-standing dir.	2002.12.04	Common	30	—	—	30	8,530

Tae Ho Sohn	Non-standing dir.	2002.12.04	Common	30	—	—	30	8,530

Won Gihl Sohn	Non-standing dir.	2002.12.04	Common	30	—	—	30	8,530

Nam Hong Cho	Standing director	2002.12.04	Common	10	—	—	10	8,530

Sang Chul Lee	Standing director)	2002.12.04	Common	10	—	—	10	8,530

Jae Woong Lee	Standing director	2002.12.04	Common	10	—	—	10	8,530

Gae Min Lee	Standing director	2002.12.04	Common	10	—	—	10	8,530

Kwang Sun Chung	Standing director	2002.12.04	Common	10	—	—	10	8,530

Hae-Seok Suh	Standing director	2002.12.04	Common	10	—	—	10	8,530

Duk Hoon Lee	Director of related company	2002.12.04	Common	80	—	—	80	8,530

Jong Wook Kiim	Director of related company	2002.12.04	Common	45	—	—	45	8,530

Jin Kyu Park	Director of related company	2002.12.04	Common	45	—	—	45	8,530

Jong Ku Min	Director of related company	2002.12.04	Common	30	—	—	30	8,530

Jong Hwee Lee	Director of related company	2002.12.04	Common	30	—	—	30	8,530

Dong Myun Suh	Director of related company	2002.12.04	Common	30	—	—	30	8,530

Ki Shin Kim	Director of related company	2002.12.04	Common	30	—	—	30	8,530

Young Seok Kim	Director of related company	2002.12.04	Common	30	—	—	30	8,530

Byung Kil Choi	Director of related company	2002.12.04	Common	30	—	—	30	8,530

Grantee	Relationship	Grant date	Type of stock	No. of granted options	Exercised options	Cancelled options	Exercisable options	Closing Price
Young Ho Park	Director of related company	2002.12.04	Common	30	—		30	8,530

Tae Woong Chung	Director of related company	2002.12.04	Common	30	—		30	8,530

Dong Chan Bae	Director of related company	2002.12.04	Common	30	—		30	8,530

Dae Hwan Kim	Director of related company	2002.12.04	Common	10	—		10	8,530

Young Ha Kim	Director of related company	2002.12.04	Common	10	—		10	8,530

Young Yong Kim	Director of related company	2002.12.04	Common	10	—		10	8,530

Taik Su Han	Director of related company	2002.12.04	Common	10	—		10	8,530

Sang Im Park	Director of related company	2002.12.04	Common	10	—		10	8,530

Joon Ho Hahm	Director of related company	2002.12.04	Common	10	—		10	8,530

Joon Ho Lee	Director of related company	2002.12.04	Common	30	—		30	8,530

Joo Sun Yeom	Director of related company	2002.12.04	Common	20	—		20	8,530

Ga Seok Chae	Director of related company	2002.12.04	Common	20	—		20	8,530

Sung Wook Park	Director of related company	2002.12.04	Common	5	—		5	8,530

Ki Seok Kim	Director of related company	2002.12.04	Common	5	—		5	8,530

Jae Ki Hong	Director of related company	2002.12.04	Common	5	—		5	8,530

Sam Su Pyo	Director of related company	2002.12.04	Common	40	—		40	8,530

Jung Rak Chun	Director of related company	2002.12.04	Common	30	—	30	—	8,530

Won Chul Hwang	Director of related company	2002.12.04	Common	20	—		20	8,530

Jong Hwee Kim	Director of related company	2002.12.04	Common	15	—	—	15	8,530

Sung Hoo Kwak	Director of related company	2002.12.04	Common	15	—	15	—	8,530

Seok Hwan Lee	Director of related company	2002.12.04	Common	15	—		15	8,530

Seok Hee Hwang	Director of related company	2002.12.04	Common	40	—	40	—	8,530

Choong Wan Lee	Director of related company	2002.12.04	Common	35	—	35	—	8,530

Ki Sang Chung	Director of related company	2002.12.04	Common	30	—	30	—	8,530

Grantee	Relationship	Grant date	Type of stock	No. of granted options	Exercised options	Cancelled options	Exercisable options	Closing Price
Ki Joong Kim	Director of related company	2002.12.04	Common	15	—	15	—	8,530
Kwang Suh Koo	Director of related company	2002.12.04	Common	15	—	15	—	8,530
In Kee Baek	Director of related company	2002.12.04		30			30	8,530
Seung Yang Han	Director of related company	2002.12.04		15		15	—	8,530
Keun Soo Yook	Director of related company	2002.12.04		15		15	—	8,530
Ki Jong Chung	Director of related company	2002.12.04	Common	5	—		5	8,530
Hun II Nam	Director of related company	2002.12.04	Common	30	—		30	8,530
Young Soo Kim	Director of related company	2002.12.04	Common	30	—		30	8,530
Jin Ho Yoon	Director of related company	2002.12.04	Common	20	—		20	8,530
Seok Koo Yoon	Director of related company	2002.12.04	Common	15	—		15	8,530
Ji Yeon Joo	Director of related company	2002.12.04	Common	15	—		15	8,530
Ho Hyun Lee	Director of related company	2002.12.04	Common	20	—		20	8,530
Chan Kook Chung	Director of related company	2002.12.04	Common	15	—		15	8,530
Duk Yoon Kim	Director of related company	2002.12.04	Common	15	—		15	8,530
Young Wook Kim	Director of related company	2002.12.04	Common	15	—		15	8,530
Dae Kyu Ko	Director of related company	2002.12.04	Common	15	—		15	8,530
Total	—	—	—	1,560	—	300	1,260	—

1.	Methods of compensation: Issuance of new shares; provision of treasury shares, cash payment or provision of treasury shares for the difference between exercise price and market price.

2.	Exercise period: December 5, 2005 ~ December 4, 2008.

3.	Exercise Price: 60% of granted = {6,800*(1+Rate of return of the banking industry index)}Won 40% of granted = 6,800 Won.

2.	Related Companies

Woori Finance Holdings
Woori Bank (100%)
Woori Credit Information (100%)
Woori America Bank (100%)
PT Bank Woori Indonesia (95.2%)
Shinwoo CRV (76.7%)
Woori First PEF (98.7%)
Kwangju Bank (99.99%)
Kyongnam Bank (99.99%)
Woori Investment & Securities (30.00%)
Woori Asset Management (100%)
Woori Futures (100%)
Woori Investment & Securities International Ltd (100%)
Woori Investment & Securities HK Ltd (100%)
Woori Investment & Securities America, Inc (100%)
Mars First Private Hoesa (0%)
* Woori Investment & Securities is the partner for business execution with unlimited liability
Woori FIS (100%)
Nexbi Tech (50.5%)
Woori F&I (100%)
Woori CA Asset Management (51.0%)
Woori 3rd SPC (100%)

3.	Investments in Other Companies

As of 2005.9.30	(units: thousands of shares, millions of Won)

Type	Name	Beginning Balance			Changes		Ending Bal.			Latest Net Income *
		Quantity	Share	Cost	Quantity	Cost	Quantity	Share	Cost
D O M E S T I C	Woori Bank	635,957	100.0	7,589,957	—	1,479,392	635,957	100.0	9,069,349	1,996,694
	Kwangju Bank	34,080	99.9	420,595	—	44,100	34,080	99.9	464,695	72,270
	Kyongnam Bank	51,800	99.9	608,802	—	77,612	51,800	99.9	686,414	109,235
	Woori Inv. Trust Mgmt.	6,000	100.0	35,076	-6,000	-35,076	—	—	—	—
	Woori Securities	32,956	100.0	361,500	-32,956	-361,500	—	—	—	2,369
	Woori Finance Info Sys.	900	100.0	7,613	—	5,148	900	100.0	12,761	400
	Woori F&I	2,000	100.0	58,231	—	38,665	2,000	100.0	96,896	20,075
	Woori 2nd SPC	2	95.0	—	-2	—	—	—	—	8,097
	Woori 3rd SPC	2	100.0	—	—	—	2	100.0	—	7,790
	Woori Investment & Securities (Formerly LGIS)	32,877	23.16	355,201	13,447	202,776	46,324	30.00	557,977	4,240
	Woori Asset Management (Formerly LGITM)	—	—	—	6,662	59,738	6,662	100.0	59,738	5,097
Foreign		—	—	—	—	—	—	—	—	—
Total		796,574	—	9,436,975	-18,849	1,510,855	777,725	—	10,947,830	2,221,716

1.	The changes in the quantity and cost are calculated from the increase or decrease under the equity method.

2.	The invested shares of Woori Securities have been absorbed into Woori Investment & Securities after Woori Investment & Securities (Formerly known as LG Investment & Securities) and Woori Securities merged.

3.	The invested shares of Woori Securities have been absorbed into Woori Asset Management after Woori Asset Management (Formerly known as LG Investment Trust Management) and Woori Investment Trust Management merged.

4.	The latest net income date is December 2004, except for Woori Asset Management, Woori Securities and Woori Investment & Securities for whose latest net income date is March 2004.

5.	Due to change in accounting standards, the beginning balance has been adjusted.

6.	Woori 2nd SPC was dissolved on Aug. 3, 2005.

7.	Due to the capital reduction of Woori Asset Management on September 5, 2005, Woori Finance Holdings’ shares decreased from 9,210,000 to 6,662,000.

VI.	Stock Information

1.	Stock Distribution

a.	Stock Information of Major Shareholders and Related Parties

As of 2005.9.30	(units: shares, %)

Name	Relation	Type	Shares Held						Reasons Behind Change
			Beginning balance		(+)	(-)	Ending balance
			Stock	Share			Stock	Share
KDIC	Major S/H	Common	628,458,609	78.91	—	—	628,458,609	77.97
Total		Common	628,458,609	78.91	—	—	628,458,609	77.97
		Preferred			—	—	0	0
		Total	628,458,609	78.91	—	—	628,458,609	77.97

Major Shareholder: KDIC

b.	Share Ownership of more than 5%

As of 2005.9.30	(units: shares, %)

No.	Name	Common Stock		Preferred Stock		Total
		No. of shares	%	No. of shares	%	No. of shares	%
1	KDIC	628,458,609	77.97			628,458,609	77.97
Total		628,458,609	77.97			628,458,609	77.97

c.	Shareholder Distribution

As of 2004.12.31

Items	Shareholder number	Ratio	Number of shares	Ratio
Total Minority Shareholders	28,780	99.99	145,997,551	18.33
Minority Shareholders (Companies)	652	2.27	116,583,764	14.64
Minority Shareholders (Individual)	28,128	97.72	29,413,787	3.69
Major Shareholders	1	0.00	628,458,609	78.91
Main Shareholders	2	0.01	21,997,510	2.76
Total Other Shareholders	2	0.01	21,997,510	2.76
Others Shareholders (Companies)	—	—	—	—
Others Shareholders (Individual)	1	0.00	1,888	0.00
Total	28,784	100.00	796,455,558	100.0

2.	Stock Price and Stock Market Performance for the Past Six Months

a.	Domestic Stock Market

(units: Won, shares)

Period	April	May	June	July	August	September
High	10,250	9,520	10,300	12,650	13,350	15,950
Low	9,110	8,970	9,350	10,150	11,750	12,300
Monthly Trade Volume	34,283,368	21,450,799	27,294,972	41,707,871	57,359,505	54,644,159

b.	Foreign Stock Market (NYSE)

(units: US Dollars, shares)

Period		April	May	June	July	August	September
ADR	High	30.30	29.40	30.10	37.17	40.50	46.85
	Low	27.85	27.75	28.27	29.00	33.78	35.85
Monthly Trade Volume		14,300	54,300	26,500	24,000	86,300	71,400

*	The ADR exchange ratio is 3 shares of Common Stock per one ADS.

VII.	Directors and Employee Information

1.	Directors

Position		Name	Common Stocks Owned
Chairman	Registered	Young-Key Hwang

Vice Chairman	Registered	Jong-Wook Kim

Senior Managing Director and CFO	Registered	Seung Hee Park

Managing Director	Non-Registered	Jin-Hyung Ju

Non-standing Director	Registered	Je-Hoon Lee

Non-standing Director	Registered	Sung-Tae Ro

Non-standing Director	Registered	Woon-Youl Choi

Non-standing Director	Registered	Oh-Seok Hyun

Non-standing Director	Registered	Chung-Sook Moon

Non-standing Director	Registered	Sung-Hwan Bae

Director Suk-Jean Kang resigned on March 17, 2005.

Woon-Youl Choi was newly appointed on March 28, 2005.

Director Dosoung Choi resigned on April 7, 2005.

2.	Employee Status

(units: years, thousands of Won)

Items	Staff				Average Tenure Years	Quarterly Compensation	Average Compensation Per Person	Note
	Admin.	Manu.	Misc.	Total
Male	48	—	1	49	4	3,399,528	69,378
Female	5	—	12	17	4	488,754	28,750
Total	53	—	13	66	4	3,888,282	58,913

3.	Labor Union Membership

Items	Details	Remarks
Total Membership Base	Deputy Director and below
Actual Members	22
Full-time Members	—
Associated Labor Union Group	—
Miscellaneous	—

4.	Number of professional personnel

Items	Number	Responsibilities	Remarks
Lawyer	1	Legal advisory
CPA	4	Financial accounting, Financial Planning, Business Planning
Ph.D in Law/Finance/Accounting	2	Research

VIII.	Related Party Transactions

1.	Transactions with Affiliated Parties

a.	Transactions of Provisional Payments and Loans (including secured loans)

(units: millions of Won)

Name	Relation	Item	Changes				Notes
			Beg.	+	-	End
Woori 2nd SPC	subsidiary	Other loan	100		100	0	Full redemption on April 27, 2005
Woori 3rd SPC	subsidiary	Other loan	17,790			17,790
Kwangju Bank	subsidiary	Other loan	50,000			50,000
Woori Finance Info. Sys	subsidiary	Other loan	30,000			30,000
Woori F&I	subsidiary	Other loan	121,850		31,850	90,000	Partial redemption on February 28, May 2, and August 31, 2005
Total			219,740		31,950	187,790

*	Woori 2nd SPC was dissolved on Aug. 3, 2005

b.	Payment Transactions

(units: millions of Won)

Name	Relation	Transactions of Payments
		Item	Transactions				Notes
			Beginning	Increase	Decrease	Ending
Woori Securities	Subsidiary	Common stock	32,956,413		32,956,413	0	(1)
Woori Investment & Securities (Formerly known as LG Investment & Securities)	Subsidiary	Common Stock	32,877,487	13,447,494		46,324,981	(2)
Woori Investment Trust Management (Formerly known as LG Investment Trust Mgmt.)	Subsidiary	Common Stock	6,000,000		6,000,000	0	(3)
Woori Asset Management (Formerly known as LG Investment Trust Management)	Subsidiary	Common Stock	0	9,210,000	2,548,000	6,662,000	(4)
Woori Second Asset Securitization Specialty	Subsidiary	Invested Shares	1,900,000		1,900,000	0	(5)
Total			73,733,900	22,657,494	43,404,413	52,986,981

(1)	On January 7, 2005, 14,000,000 shares of Woori Securities have been cancelled, and the remaining shares have been absorbed into Woori Investment & Securities following the merger.

(2)	Due to the merger with Woori Securities, 12,397,494 shares were newly issued by Woori Investment & Securities in exchange for shares in Woori Securities. Additional 1,050,000 shares have been acquired from the market from April 8, 2005 to April 12, 2005.

(3)	Following the merger into Woori Asset Management, the remaining shares have been absorbed into Woori Asset Management on May 31, 2005.

(4)	On May 6, 2005, Woori Finance Holdings acquired 5,400,000 shares (90%) of LG Investment Trust Management from Woori Investment & Securities , and LGITM was upgraded to a first tier subsidiary. The name was changed to Woori Asset Management on June 2, 2005. An additional 3,810,000 shares have been acquired after the merger in May 31, 2005, and through capital reduction on September 5, 2005, number of shares decreased to 2,548,000.

(5)	Woori 2nd SPC was dissolved on August 3, 2005.

EXHIBIT A

FINANCIAL STATEMENTS

Independent Accountants’ Review Report

English Translation of a Report Originally Issued in Korean

To Shareholders and the Board of Directors of

Woori Finance Holdings Co., Ltd.:

We have reviewed the accompanying non-consolidated balance sheet of Woori Finance Holdings Co., Ltd. (the “Company”) as of September 30, 2005 and the related non-consolidated statements of income and cash flows for the three months and nine months ended September 30, 2005 and 2004, all expressed in Korean won. These financial statements are the responsibility of the Company’s management. Our responsibility is to issue a report on these financial statements based on our reviews.

We conducted our reviews in accordance with standards for review of interim financial statements in the Republic of Korea. Those standards require that we plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data, and this provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Based on our reviews, nothing has come to our attention that causes us to believe that the financial statements referred to above are not presented fairly, in all material respects, in accordance with financial accounting standards in the Republic of Korea (see Note 2).

We have previously audited, in accordance with auditing standards generally accepted in the Republic of Korea, the non-consolidated balance sheet of the Company as of December 31, 2004 and the related non-consolidated statements of income, appropriations of retained earnings and cash flows for the year then ended (not presented herein) and in our report dated February 25, 2005, we expressed an unqualified opinion on those non-consolidated financial statements. The accompanying balance sheet as of December 31, 2004, which is comparatively presented, does not differ in material respects from such audited non-consolidated balance sheet, except for what is explained in Note 2.

Our reviews also comprehended the translation of the Korean won amounts into U.S. dollar amounts and nothing has come to our attention that causes us to believe that such translation has not been made in conformity with the basis stated in Note 2. Such U.S. dollar amounts are presented solely for the convenience of readers outside of Korea.

Without affecting our conclusion, we draw attention to the following:

As explained in Note 1 to the non-consolidated financial statements, LG Investment Securities Co., Ltd. (“LG Securities”), a subsidiary of the Company, merged with Woori Securities Co., Ltd. (“Woori Securities”), also a subsidiary of the Company, on March 31, 2005 and changed its name to Woori Investment Securities Co., Ltd. (“Woori Investment Securities”). Woori Investment Securities took over substantially all assets and liabilities of Woori Securities by exchanging one common share of Woori Securities with 0.654 share of Woori Investment Securities. The number of issued common shares and contributed capital of Woori Investment Securities increased from 122.1 million and (Won)625.5 billion to 134.5 million and (Won)687.4 billion as of March 31, 2005. As a result of this merger, the Company’s ownership percentage in Woori Investment Securities increased from 26.92% to 33.66%.

As explained in Note 1 to the non-consolidated financial statements, the Company purchased 90% ownership interest of LG Investment Trust Management Co., Ltd. (“LG Investment Trust Management”) from Woori Investment Securities on May 6, 2005. Subsequently, LG Investment Trust Management merged with Woori Investment Trust Management Co., Ltd. (“Woori Investment Trust Management”), also a subsidiary of the Company, on May 31, 2005 and changed its name to Woori Asset Management Co., Ltd. (“Woori Asset Management”). Woori Asset Management took over substantially all assets and liabilities of Woori Investment Trust Management by exchanging one common share of Woori Investment Trust Management with 0.635 share of Woori Asset Management. The number of issued common shares and contributed capital of Woori Asset Management increased from 6 million and (Won)30.0 billion to 9.8 million and (Won)49.1 billion as of May 31, 2005. Subsequently, Woori Asset Management purchased 600,000 shares of its treasury stock and extinguished them, and on September 5, 2005, reduced its 2,548,000 common shares by cash distribution at (Won)8,600 per share. As of September 30, 2005, the number of issued and outstanding common shares and contributed capital of Woori Asset Management are 6.7 million and (Won)33.3 billion, which the Company wholly owns.

As explained in Note 20 to the non-consolidated financial statements, the Company’s receivables from its subsidiaries as of September 30, 2005 and December 31, 2004 are (Won)620.1 billion and (Won)288.8 billion, respectively, and payables to its subsidiaries are (Won)0.6 billion and (Won)16.0 billion, respectively. In addition, for the nine months ended September 30, 2005 and 2004, revenues from transactions with its subsidiaries are (Won)12.3 billion and (Won)25.0 billion, respectively, and expenses are (Won)5.6 billion and (Won)15.8 billion, respectively.

Accounting principles and review standards and their application in practice vary among countries.

The accompanying non-consolidated financial statements are not intended to present the financial position, results of operations or cash flows in accordance with accounting principles and practices generally accepted in countries other than the Republic of Korea. In addition, the procedures and practices utilized in the Republic of Korea to review such financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying financial statements are for use by those knowledgeable about Korean accounting procedures and review standards and their application in practice.

November 11, 2005

Notice to Readers

This report is effective as of November 11, 2005, the accountants’ review report date. Certain subsequent events or circumstances may have occurred between the accountants’ review report date and the time the accountants’ review report is read. Such events or circumstances could significantly affect the accompanying financial statements and may result in modifications to the accountants’ review report.

WOORI FINANCE HOLDINGS CO., LTD.

NON-CONSOLIDATED BALANCE SHEETS

AS OF SEPTEMBER 30, 2005 AND DECEMBER 31, 2004

	Korean won				Translation into U.S. dollars (Note 2)
	2005		2004		2005		2004
	(In millions)				(In thousands)
ASSETS

Cash and bank deposits (Notes 16, 18 and 20)	(Won)	418,178	(Won)	56,099	US$	402,869	US$	54,045
Investment securities accounted for using the equity method of accounting (Notes 3 and 18)		10,947,830		9,436,975		10,547,042		9,091,498
Loans, net of allowance for possible loan losses (Notes 4, 5, 18 and 20)		186,851		218,641		180,011		210,637
Fixed and intangible assets (Note 6)		177		282		170		272
Other assets (Notes 5, 7 and 20)		39,861		36,047		38,402		34,727

	(Won)	11,592,897	(Won)	9,748,044	US$	11,168,494	US$	9,391,179

LIABILITIES AND SHAREHOLDERS’ EQUITY

LIABILITIES
Borrowings (Note 8)	(Won)	—	(Won)	120,000	US$	—	US$	115,607
Debentures, net of discounts and added accrued interest and redemption premium (Notes 9, 10 and 18)		2,595,738		2,154,637		2,500,711		2,075,758
Other liabilities (Notes 10, 12 and 20)		10,347		25,355		9,968		24,427

		2,606,085		2,299,992		2,510,679		2,215,792

SHAREHOLDERS’ EQUITY
Common stock (Note 13)		4,030,077		3,982,278		3,882,540		3,836,491
Capital surplus (Note 13)		84,488		84,356		81,395		81,268
Retained earnings (Notes 3 and 13):
Legal reserve		208,427		79,178		200,797		76,279
Voluntary reserve		2,030,000		1,120,000		1,955,684		1,078,998
Retained earnings before appropriations (Net income of (Won) 1,384,145 million for the nine months ended September 30, 2005 and (Won) 1,261,925 million for the year ended December 31, 2004)		1,466,131		1,129,675		1,412,457		1,088,319

		3,704,558		2,328,853		3,568,938		2,243,596
Capital adjustments (Notes 3, 13 and 14)		1,167,689		1,052,565		1,124,942		1,014,032

		8,986,812		7,448,052		8,657,815		7,175,387

	(Won)	11,592,897	(Won)	9,748,044	US$	11,168,494	US$	9,391,179

See accompanying notes to non-consolidated financial statements.

WOORI FINANCE HOLDINGS CO., LTD.

NON-CONSOLIDATED STATEMENTS OF INCOME

FOR THE THREE MONTHS AND NINE MONTHS ENDED SEPTEMBER 30, 2005 AND 2004

	Korean won								Translation into U.S. dollars (Note 2)
	2005				2004				2005				2004
	Three months		Nine months		Three months		Nine months		Three months		Nine months		Three months		Nine months
	(In millions, except for income per share data)								(In thousands, except for income per share data)
OPERATING REVENUE
Gain on valuation using the equity method of accounting (Notes 3 and 19)	(Won)	709,008	(Won)	1,625,248	(Won)	293,626	(Won)	1,008,139	US$	683,052	US$	1,565,750	US$	282,877	US$	971,232
Interest income (Note 20)		4,384		12,266		7,426		25,053		4,223		11,817		7,154		24,136
Gain on valuation of swap contracts		—		—		1,091		—		—		—		1,051		—
Gain on foreign currency transactions		—		—		—		2,884		—		—		—		2,778
Gain on foreign currency translation		—		—		1,143		12,183		—		—		1,101		11,737
Reversal of allowance for doubtful accounts		87		151		—		3,141		84		145		—		3,026

		713,479		1,637,665		303,286		1,051,400		687,359		1,577,712		292,183		1,012,909

OPERATING EXPENSES
Loss on valuation using the equity method of accounting (Notes 3 and 19)		391		27,433		940		468,996		377		26,429		906		451,826
Interest expense		29,631		86,456		37,771		112,253		28,546		83,291		36,388		108,144
Loss on valuation of swap contracts (Notes 9 and 20)		—		91		—		12,440		—		87		—		11,985
Loss on foreign currency transactions		—		1		—		—		—		1		—		—
Provision for possible loan losses		—		—		3		—		—		—		3		—
Fees and commissions (Note 20)		2,756		5,417		2,093		5,073		2,655		5,219		2,016		4,887
General and administrative (Notes 17 and 20)		7,165		18,161		4,299		14,124		6,903		17,496		4,142		13,607

		39,943		137,559		45,106		612,886		38,481		132,523		43,455		590,449

OPERATING INCOME		673,536		1,500,106		258,180		438,514		648,878		1,445,189		248,728		422,460

NON-OPERATING INCOME		10		307		1,522		1,724		10		295		1,466		1,661

NON-OPERATING EXPENSES		367		379		20		81		353		365		19		78

INCOME BEFORE INCOME TAX		673,179		1,500,034		259,682		440,157		648,535		1,445,119		250,175		424,043

INCOME TAX EXPENSE (Note 15)		—		—		—		—		—		—		—		—

NET INCOME	(Won)	673,179	(Won)	1,500,034	(Won)	259,682	(Won)	440,157	US$	648,535	US$	1,445,119	US$	250,175	US$	424,043

(Continued)

WOORI FINANCE HOLDINGS CO., LTD.

NON-CONSOLIDATED STATEMENTS OF INCOME (CONTINUED)

FOR THE THREE MONTHS AND NINE MONTHS ENDED SEPTEMBER 30, 2005 AND 2004

	Korean won								Translation into U.S. dollars (Note 2)
	2005				2004				2005				2004
	Three months		Nine months		Three months		Nine months		Three months		Nine months		Three months		Nine months
	(In millions, except for income per common share data)								(In thousands, except for income per common share data)
BASIC ORDINARY INCOME PER COMMON SHARE (Note 21)	(Won)	835	(Won)	1,866	(Won)	331	(Won)	565	US$	0.67	US$	1.66	US$	0.32	US$	0.54

BASIC NET INCOME PER COMMON SHARE (Note 21)	(Won)	835	(Won)	1,866	(Won)	331	(Won)	565	US$	0.67	US$	1.66	US$	0.32	US$	0.54

DILUTED ORDINARY INCOME PER COMMON SHARE (Note 21)	(Won)	835	(Won)	1,861	(Won)	324	(Won)	558	US$	0.67	US$	1.65	US$	0.31	US$	0.54

DILUTED NET INCOME PER COMMON SHARE (Note 21)	(Won)	835	(Won)	1,861	(Won)	324	(Won)	558	US$	0.67	US$	1.65	US$	0.31	US$	0.54

See accompanying notes to non-consolidated financial statements.

WOORI FINANCE HOLDINGS CO., LTD.

NON-CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE THREE MONTHS AND NINE MONTHS ENDED SEPTEMBER 30, 2005 AND 2004

	Korean won								Translation into U.S. dollars (Note 2)
	2005				2004				2005				2004
	Three months		Nine months		Three months		Nine months		Three months		Nine months		Three months		Nine months
	(In millions)								(In thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	(Won)	673,179	(Won)	1,500,034	(Won)	259,682	(Won)	440,157	US$	648,535	US$	1,445,119	US$	250,175	US$	424,043

Adjustments to reconcile net income to net cash used in operating activities:
Loss on valuation using the equity method of accounting		391		27,433		940		468,996		377		26,429		906		451,826
Interest expense (amortization of discounts on debentures)		442		1,527		2,796		8,806		425		1,471		2,693		8,484
Provision for possible loan losses		—		—		3		—		—		—		3		—
Loss on valuation of swap contracts		—		91		—		12,440		—		87		—		11,985
Provision for severance benefits		57		618		38		63		55		595		37		61
Depreciation		23		92		39		125		22		89		37		120
Amortization on intangible assets		5		15		5		14		5		14		5		13
Stock compensation		—		—		114		343		—		—		110		330
Other operating expenses		—		—		—		8		—		—		—		8
Gain on valuation using the equity method of accounting		(709,008)		(1,625,248)		(293,626)		(1,008,139)		(683,052)		(1,565,750)		(282,877)		(971,232)
Interest income		(567)		(1,683)		(567)		(1,689)		(546)		(1,621)		(546)		(1,627)
Gain on valuation of swap contracts		—		—		(1,091)		—		—		—		(1,051)		—
Gain on foreign currency translation		—		—		(1,143)		(12,183)		—		—		(1,101)		(11,737)
Reversal of allowance for doubtful accounts		(87)		(151)		—		(3,141)		(84)		(145)		—		(3,026)
Gain on disposal of tangible assets		—		—		(2)		(15)		—		—		(2)		(14)
Other non-operating income		—		(39)		—		(11)		—		(37)		—		(11)

		(708,744)		(1,597,345)		(292,494)		(534,383)		(682,798)		(1,538,868)		(281,786)		(514,820)

(Continued)

WOORI FINANCE HOLDINGS CO., LTD.

NON-CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE THREE MONTHS AND NINE MONTHS ENDED SEPTEMBER 30, 2005 AND 2004

	Korean won								Translation into U.S. dollars (Note 2)
	2005				2004				2005				2004
	Three months		Nine months		Three months		Nine months		Three months		Nine months		Three months		Nine months
	(In millions)								(In thousands)
Changes in operating assets and liabilities:
Decrease (increase) in other receivable	(Won)	—	(Won)	451	(Won)	(2)	(Won)	128	US$	—	US$	434	US$	(2)	US$	123
Decrease (increase) in accrued income		(155)		(73)		218		27,983		(149)		(70)		210		26,958
Decrease in currency swap contracts		—		—		—		16,463		—		—		—		15,860
Decrease (increase) in advanced payments		9		82		(29,775)		(29,794)		9		79		(28,685)		(28,703)
Decrease in prepaid expenses		116		546		185		466		112		526		178		449
Decrease (increase) in prepaid income tax		(49)		5,243		(82)		1,247		(47)		5,051		(79)		1,201
Retirement benefits payment		(104)		(118)		(37)		(567)		(100)		(114)		(36)		(546)
Decrease in retirement insurance		75		88		11		448		72		85		11		432
Increase (decrease) in other payables		(790)		159		(1,308)		(404)		(761)		153		(1,260)		(389)
Increase (decrease) in accrued expenses		283		(1,572)		366		280		272		(1,514)		353		270
Decrease in withholdings		(277)		(214)		(27)		(100)		(267)		(206)		(26)		(96)

		(892)		4,592		(30,451)		16,150		(859)		4,424		(29,336)		15,559

Net cash used in operating activities		(36,457)		(92,719)		(63,263)		(78,076)		(35,122)		(89,325)		(60,947)		(75,218)

CASH FLOWS FROM INVESTING ACTIVITIES:
Dividend received		1,486		72,541		400,017		673,711		1,432		69,885		385,373		649,047
Reduction of capital of a subsidiary		21,938		175,938		—		—		21,135		169,497		—		—
Collection of loans		18,000		31,850		—		1,850		17,341		30,684		—		1,782
Collection of other loans		—		100		—		600,000		—		97		—		578,035
Proceeds from disposition of tangible assets		—		—		4		52		—		—		4		50
Acquisition of investment securities		—		(84,141)		—		(800,000)		—		(81,061)		—		(770,713)

(Continued)

WOORI FINANCE HOLDINGS CO., LTD.

NON-CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE THREE MONTHS AND NINE MONTHS ENDED SEPTEMBER 30, 2005 AND 2004

	Korean won								Translation into U.S. dollars (Note 2)
	2005				2004				2005				2004
	Three months		Nine months		Three months		Nine months		Three months		Nine months		Three months		Nine months
	(In millions)								(In thousands)
Acquisition of tangible assets	(Won)	—	(Won)	(1)	(Won)	(2)	(Won)	(179)	US$	—	US$	(1)	US$	(2)	US$	(172)
Acquisition of intangible assets		(1)		(1)		(2)		(13)		(1)		(1)		(2)		(13)
Increase in guarantee deposits		—		—		(333)		(333)		—		—		(321)		(321)

Net cash provided by investing activities		41,423		196,286		399,684		475,088		39,907		189,100		385,052		457,695

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from borrowings		—		—		—		120,000		—		—		—		115,607
Proceeds from debentures in local currency		349,418		598,690		329,330		698,255		336,626		576,773		317,273		672,693
Repayment of borrowings		—		(120,000)		(100,000)		—		—		(115,607)		(96,339)		—
Repayment of debentures in local currency		(100,000)		(100,000)		(300,000)		(600,000)		(96,339)		(96,339)		(289,017)		(578,035)
Repayment of debentures in foreign currencies		—		—		—		(167,940)		—		—		—		(161,792)
Expense of issuing new shares		—		(709)		—		(16)		—		(683)		—		(15)
Payment of dividends		—		(119,468)		—		(77,550)		—		(115,094)		—		(74,711)
Acquisition of treasury stock		—		—		(18)		(18)		—		—		(17)		(17)

Net cash provided by (used in) financing activities		249,418		258,513		(70,688)		(27,269)		240,287		249,050		(68,100)		(26,270)

NET INCREASE IN CASH AND BANK DEPOSITS		254,384		362,080		265,733		369,743		245,072		348,825		256,005		356,207

CASH AND BANK DEPOSITS, BEGINNING OF THE PERIOD		163,795		56,099		453,595		349,585		157,798		54,045		436,989		336,787

CASH AND BANK DEPOSITS, END OF THE PERIOD	(Won)	418,179	(Won)	418,179	(Won)	719,328	(Won)	719,328	US$	402,870	US$	402,870	US$	692,994	US$	692,994

See accompanying notes to non-consolidated financial statements.

WOORI FINANCE HOLDINGS CO., LTD.

NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS AND NINE MONTHS ENDED SEPTEMBER 30, 2005 AND 2004

1.	GENERAL

(1)	Woori Finance Holdings Co., Ltd.

Woori Finance Holdings Co., Ltd. (the “Company”) was incorporated on March 27, 2001, to engage in the business of managing the financial institutions, Woori Bank (formerly Hanvit Bank), Kyongnam Bank, Kwangju Bank, Woori Credit Card Co., Ltd. (formerly Peace Bank of Korea and merged into Woori Bank on March 31, 2004) and Woori Investment Bank (merged into Woori Bank on July 31, 2003), whose shares were contributed to the Company by the Korea Deposit Insurance Corporation (the “KDIC”) in accordance with the provisions of the Financial Holding Company Act. As a result of its functional restructuring, the Company owns 8 subsidiaries and 12 2nd-tier subsidiaries as of September 30, 2005.

Upon incorporation, the Company’s stock amounted to (Won)3,637,293 million, consisting of 727,458,609 common shares ((Won)5,000 per share) issued and outstanding. As a result of several capital increases and exercise of warrants and conversion rights since incorporation, as of September 30, 2005, the Company’s stock amounted to (Won)4,030,077 million, consisting of 806,015,340 common shares issued and outstanding of which the KDIC owns 628,458,609 shares (77.97%).

On June 24, 2002, the Company listed its common shares on the Korea Exchange. On September 29, 2003, the Company was registered with the Securities and Exchange Commission in the United States of America and listed its American Depositary Shares on the New York Stock Exchange.

(2)	The structure of the Company and its subsidiaries as of September 30, 2005 and December 31, 2004 is as follows:

Parent companies	Subsidiaries	Sep. 30, 2005		Dec. 31, 2004		Financial statements as of
		Number of shares owned	Percentage of ownership (%)	Number of shares owned	Percentage of ownership (%)
Woori Finance Holdings Co., Ltd.	Woori Bank	635,956,580	100.0	635,956,580	100.0	Sep. 30
	Kyongnam Bank	51,800,000	99.9	51,800,000	99.9	Sep. 30
	Kwangju Bank	34,080,000	99.9	34,080,000	99.9	Sep. 30
”	Woori Finance Information System Co., Ltd.	900,000	100.0	900,000	100.0	Sep. 30
”	Woori F&I Co., Ltd.	2,000,000	100.0	2,000,000	100.0	Sep. 30
”	Woori Second Asset Securitization Specialty Co., Ltd. (*4)	—	—	1,900	95.0	—
”	Woori Third Asset Securitization Specialty Co., Ltd.	2,000	100.0	2,000	100.0	Sep. 30
”	Woori Investment Trust Management Co., Ltd. (*3)	—	—	6,000,000	100.0	—
”	Woori Securities Co., Ltd. (*1)	—	—	32,956,413	100.0	—
”	Woori Investment Securities Co., Ltd. (*1)	46,324,981	34.4	32,877,487	26.9	Sep. 30
”	Woori Asset Management Co., Ltd. (*2 and *3)	6,662,000	100.0	—	—	Sep. 30
Woori Bank	Woori Credit Information Co., Ltd.	1,008,000	100.0	1,008,000	100.0	Sep. 30	(*5)
”	Woori America Bank (*7)	10,500,000	100.0	8,500,000	100.0	Sep. 30	(*5)
”	PT. Bank Woori Indonesia	1,618	95.2	1,618	95.2	Sep. 30	(*5)
”	Woori First Private Equity Fund	—	52.4	—	52.4	Sep. 30	(*5)
Woori F&I Co., Ltd.	Woori CA Asset Management Co., Ltd.	408,000	51.0	408,000	51.0	Sep. 30

Parent companies	Subsidiaries	Sep. 30, 2005		Dec. 31, 2004		Financial statements as of
		Number of shares owned	Percentage of ownership (%)	Number of shares owned	Percentage of ownership (%)
Woori Investment Securities Co., Ltd.	Woori Futures Co., Ltd. (*6)	5,000,000	100.0	5,000,000	100.0	Sep. 30
	LG Investment Trust Management Co., Ltd. (*2)	—	—	5,400,000	90.0	—
Woori Investment Securities Co., Ltd.	Woori Investment Securities Int’l Ltd. (*6)	5,788,000	100.0	5,788,000	100.0	Sep. 30	(*5)
”	Woori Investment Securities (H.K.) Limited (*6)	22,500,000	100.0	22,500,000	100.0	Sep. 30	(*5)
”	Woori Investment Securities America, Inc. (*6)	300	100.0	300	100.0	Sep. 30	(*5)
”	LG Investment Holding B.V. (Amsterdam) GG	1,642,398,242	100.0	1,642,398,242	100.0	Sep. 30	(*5)
”	High Technology Venture Investment	1,500,000	42.9	1,500,000	42.9	Sep. 30	(*5)
”	Global Technology Investment	1,500,000	50.0	1,500,000	50.0	Sep. 30	(*5)

(*1)	LG Investment Securities Co., Ltd. (“LG Securities”), a subsidiary of the Company, merged with Woori Securities Co., Ltd. (“Woori Securities”), also a subsidiary of the Company by stock exchange, on March 31, 2005 and changed its name to Woori Investment Securities Co., Ltd. (“Woori Investment Securities”). Subsequently, the Company acquired additional 1,050,000 shares of Woori Investment Securities to increase its ownership percentage. As a result, the Company’s ownership interest in Woori Investment Securities increased from 33.7% to 34.4%.
(*2)	The Company purchased 5.4 million common shares, which is 90% of issued common shares of LG Investment Trust Management Co., Ltd. (“LG Investment Trust Management”) from Woori Investment Securities, amounting to (Won)72.9 billion on May 6, 2005 and included it in 1st - tier subsidiaries of the Company.
(*3)	LG Investment Trust Management merged with Woori Investment Trust Management Co., Ltd. (“Woori Investment Trust Management”) on May 31, 2005 and changed its name to Woori Asset Management Co., Ltd. (“Woori Asset Management”).
(*4)	Liquidated on August 2, 2005.
(*5)	The financial statements as of September 30, 2005 are not reviewed. In order to ensure the credibility of the financial statements of those subsidiaries, the Company performed certain procedures in accordance with the Practice Statements in Financial Reporting 2002-7 “Investees’ financial statements applied using the equity method of accounting”.
(*6)	Some subsidiaries of Woori Investment Securities also changed their names as LG Securities changed its name.
(*7)	On September 15, 2005, Woori America Bank issued 2,000,000 new common shares to Woori Bank.

(3)	General information pertaining to the Company’s subsidiaries as of September 30, 2005 does not differ materially from that as of December 31, 2004 except for the following:

a.	Woori Investment Securities

LG Securities, whose shares were listed on the Korea Stock Exchange, was established in 1969 to engage in trading, agency, brokerage and underwriting of securities. LG Securities became a subsidiary of the Company on December 24, 2004 as the Company acquired 26.92% of voting rights of LG Securities and was able to govern its management. LG Securities merged with Woori Securities on March 31, 2005 and changed its name to Woori Investment Securities. As a result of the merger, 12,397,494 new common shares of Woori Investment Securities were issued by exchanging one common share of Woori Securities with 0.654 common share of Woori Investment Securities and the difference between the sum of its ownership interests in the individual pre-merger subsidiaries’ net assets and its ownership interests in Woori Investment Securities’ net assets amounting to (Won)36.1 billion was recorded in capital adjustment of the Company as of March 31, 2005. As of September 30, 2005, its issued common stock amounted to (Won)687,445 million consisting of 134,513,863 shares and its issued preferred stock amounted to (Won)99,355 million consisting of 19,870,968 shares.

b.	Woori Asset Management

LG Investment Trust Management established in 1988, engages in securities investment trust management, investment advisory and mutual fund management. As the Company acquired 90% ownership interest of LG Investment Trust Management from Woori Investment Securities, it became a subsidiary of the Company on May 6, 2005. On May 31, 2005, LG Investment Trust Management merged with Woori Investment Trust Management and changed its name to Woori Asset Management. As a result of the merger, 3,810,000 new common shares of Woori Asset Management were issued by exchanging one common share of Woori Investment Trust Management with 0.635 common share of Woori Asset Management. Subsequently, Woori Asset Management purchased 600,000 shares of its treasury stock and extinguished them, and on September 5, 2005, reduced its 2,548,000 common shares by cash distribution at (Won)8,600 per share. As of September 30, 2005, the number of issued and outstanding common shares and contributed capital of Woori Asset Management are 6.7 million and (Won)33.3 billion, which the Company wholly owns.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Financial Statement Presentation

The Company maintains its official accounting records in Korean won and prepares statutory non-consolidated financial statements in the Korean language (Hangul) in conformity with the accounting principles generally accepted in the Republic of Korea. Certain accounting principles applied by the Company that conform with financial accounting standards and accounting principles in the Republic of Korea may not conform with generally accepted accounting principles in other countries. Accordingly, these financial statements are intended for use by those who are informed about Korean accounting principles and practices. The accompanying financial statements have been condensed, restructured and translated into English with certain expanded descriptions from the Korean language financial statements. Certain information included in the Korean language financial statements, but not required for a fair presentation of the Company’s financial position, results of operations or cash flows, is not presented in the accompanying financial statements for the three months and nine months ended September 30, 2005 and 2004.

The accompanying financial statements are stated in Korean Won, the currency of the country in which the Company is incorporated and operates. The translation of Korean Won amounts into U.S. dollar amounts are included solely for the convenience of readers outside of the Republic of Korea and have been made at the rate of (Won) 1,038.00 to US$ 1.00 at September 30, 2005, the Base Rate announced by Seoul Money Brokerage Service, Ltd. Such translations should not be constructed as representations that the Korean Won amounts could be converted into U.S. dollars at that or any other rate.

The accounting policies, which have been adopted in preparing the accompanying non-consolidated financial statements, do not differ materially from those used in preparing the non-consolidated financial statements for the year ended December 31, 2004, except for the following:

a.	Accounting of income taxes

The Company adopted SKAS No. 16 - ‘Income Taxes’ from 2005. This statement requires that the temporary differences relating to items in equity, which will result in taxable or deductible amounts in future years, are directly charged to the related equity items, and deferred tax assets and liabilities are classified into current and non-current. The adoption of this standard has no effect on the Company’s net assets and net income (Note 15).

b.	Accounting of provision, contingent liabilities and contingent assets

The Company adopted SKAS No.17 – ‘Provision, Contingent Liabilities and Contingent Assets’ in 2005. This statement replaces paragraph 26 ‘provision for estimated liabilities’ and paragraph 74 ‘contingent situation’ in Korea Financial Accounting Standard (“KFAS”) and Interpretations on KFAS 31-74 ‘accounting of contingent situation’. It defines provision, contingent liabilities and contingent assets, cites examples of provisions and describes footnote requirements. The adoption of this standard has no material impact on the Company and its subsidiaries’ financial position, operating results or cash flows.

c.	Reclassification of statements of income and cash flows for the nine months ended September 30, 2004

As the Company adopted SKAS No. 15 - ‘Investments in Associates’ in preparing the financial statements for the year ended December 31, 2004, net loss on valuation using the equity method of accounting in the statements of income and cash flows for the three months and nine months ended September 30, 2004, which are presented for comparative purposes, is reclassified into gain and loss on valuation using the equity method of accounting at gross. This reclassification has no effect on the Company’s net income for the nine months ended September 30, 2004.

d.	Financial statements as of December 31, 2004

Woori Bank, a subsidiary of the Company, directly recorded certain assets, such as securities and call loans that were deemed owned by Woori Bank through holding private beneficiary certificates, on its financial statements as of December 31, 2004. However, in accordance with a new interpretation of accounting practices, a private beneficiary certificate on which management, as investor, agrees to have no interference and is not managing, is regarded as an ordinary beneficiary certificate and recorded as securities. Woori Bank retroactively adopted this new interpretation in its 2004 financial statements presented for comparative purposes. Therefore, the Company reflected such financial statements of Woori Bank in investment securities accounted for using the equity method of accounting in its 2004 financial statements. As a result, investment securities accounted for using the equity method of accounting and capital adjustments increased by (Won)11.6 billion and (Won)42.1 billion, respectively, and retained earnings decreased by (Won)30.5 billion in the Company’s 2004 balance sheet presented for comparative purposes.

3.	INVESTMENT SECURITIES ACCOUNTED FOR USING THE EQUITY METHOD OF ACCOUNTING

(1)	Changes in investment securities accounted for using the equity method of accounting for the nine months ended September 30, 2005 are as follows (Korean won in millions):

	Jan. 1, 2005		Gain (loss) on valuation using the equity method		Capital adjustments		Retained earnings		Other increase (decrease)		Sep. 30, 2005
Woori Bank	(Won)	7,589,957	(Won)	1,338,014	(Won)	143,649	(Won)	(2,271)	(Won)	—	(Won)	9,069,349
Kyongnam Bank		608,802		123,117		(12,814)		47		(32,738)		686,414
Kwangju Bank		420,595		74,597		(8,823)		—		(21,674)		464,695
Woori Finance Information System		7,613		5,150		(2)		—		—		12,761
Woori F&I		58,231		41,706		3,042		(60)		(6,023)		96,896
Woori Second Asset Securitization Specialty		—		(28)		—		—		28		—
Woori Third Asset Securitization Specialty		—		(1,137)		11,131		—		(9,994)		—
Woori Investment Trust Management (*2)		35,076		35		—		—		(35,111)		—
Woori Securities (*1)		361,500		(26,268)		8,728		—		(343,960)		—
Woori Investment Securities (*1 and *3)		355,201		39,540		(27,090)		(2,577)		192,903		557,977
Woori Asset Management (*2)		—		3,089		(2,566)		—		59,215		59,738

	(Won)	9,436,975	(Won)	1,597,815	(Won)	115,255	(Won)	(4,861)	(Won)	(197,354)	(Won)	10,947,830

(*1)	Accounted for the three months ended March 31, 2005 before merger into Woori Investment Securities and thereafter, combined into Woori Investment Securities.
(*2)	Accounted for the five months ended May 31, 2005 before merger into Woori Asset Management and thereafter, combined into Woori Asset Management.
(*3)	The market value of Woori Investment Securities is (Won) 678,661 million ((Won)14,650 per share) as of September 30, 2005.

(2)	The reconciliation between the acquisition costs and the book value as of December 31, 2004 is summarized as follows (Korean won in millions):

	Acquisition cost		Gain (loss) on valuation using the equity method		Capital adjustments		Retained earnings		Other increase (decrease)		Dec. 31, 2004
Woori Bank (*1)	(Won)	3,207,893	(Won)	2,525,228	(Won)	799,953	(Won)	(246,990)	(Won)	1,303,873	(Won)	7,589,957
Kyongnam Bank		259,000		337,157		47,468		(11,513)		(23,310)		608,802
Kwangju Bank		170,403		251,325		17,980		(3,777)		(15,336)		420,595
Woori Finance Information System		5,244		2,567		6		(204)		—		7,613
Woori F&I		10,094		43,239		7,898		—		(3,000)		58,231
Woori Second Asset Securitization Specialty		10		41,104		—		—		(41,114)		—
Woori Third Asset Securitization Specialty		10		5,062		21,444		(9,890)		(16,626)		—
Woori Investment Trust Management		39,128		5,848		—		—		(9,900)		35,076
Woori Securities		152,662		(6,348)		155,213		—		59,973		361,500
LG Securities		355,201		—		—		—		—		355,201

	(Won)	4,199,645	(Won)	3,205,182	(Won)	1,049,962	(Won)	(272,374)	(Won)	1,254,560	(Won)	9,436,975

(*1)	Included Woori Credit Card Co., Ltd. and Woori Investment Bank Co., Ltd.

(3)	The details of other increase or decrease for the nine months ended September 30, 2005 are as follows (Korean won in millions):

	Merger between subsidiaries		Capital reduction		Acquisition		Dividends		Total
Kyongnam Bank	(Won)	—	(Won)	—	(Won)	—	(Won)	(32,738)	(Won)	(32,738)
Kwangju Bank		—		—		—		(21,674)		(21,674)
Woori F&I		—		—		—		(6,023)		(6,023)
Woori Second Asset Securitization Specialty		—		—		—	(*1)	28		28
Woori Third Asset Securitization Specialty		—		—		—	(*1)	(9,994)		(9,994)
Woori Investment Trust Management		(32,711)		—		—		(2,400)		(35,111)
Woori Securities		(189,960)		(154,000)		—		—		(343,960)
Woori Investment Securities		189,960		—		11,163		(8,220)		192,903
Woori Asset Management		32,711		(21,938)		48,442		—		59,215

	(Won)	—	(Won)	(175,938)	(Won)	59,605	(Won)	(81,021)	(Won)	(197,354)

(*1)	Adjusted by dividend receivables

(4)	The details of other increase or decrease from the acquisition date to December 31, 2004 are as follows (Korean won in millions):

	Acquisition		Dividends		Total
Woori Bank (*1)	(Won)	2,517,418	(Won)	(1,213,545)	(Won)	1,303,873
Kyongnam Bank		—		(23,310)		(23,310)
Kwangju Bank		—		(15,336)		(15,336)
Woori F&I		—		(3,000)		(3,000)
Woori Second Asset Securitization Specialty		—		(41,114)		(41,114)
Woori Third Asset Securitization Specialty		—		(16,626)		(16,626)
Woori Investment Trust Management		—		(9,900)		(9,900)
Woori Securities		73,958		(13,985)		59,973

	(Won)	2,591,376	(Won)	(1,336,816)	(Won)	1,254,560

(*1)	Included Woori Credit Card Co., Ltd. and Woori Investment Bank Co., Ltd.

(5)	The details of changes in the difference between the acquisition cost and the proportionate net asset value on the acquisition date for the nine months ended September 30, 2005 are as follows (Korean won in millions):

	Jan. 1, 2005		Amortization		Sep. 30, 2005
Woori F&I	(Won)	79	(Won)	4	(Won)	75
Woori Investment Securities		(15,405)		(11,715)		(3,690)

	(Won)	(15,326)	(Won)	(11,711)	(Won)	(3,615)

(6)	The details of unrealized inter-companies income or loss for the nine months ended September 30, 2005 are as follows (Korean won in millions):

	Jan. 1, 2005		Decrease		Increase		Sep. 30, 2005
Woori Bank	(Won)	(8,930)	(Won)	1,821	(Won)	395	(Won)	(6,714)
Kyongnam Bank		21		123		(233)		(89)
Kwangju Bank		160		(45)		—		115
Woori Finance Information System		(491)		682		—		191
Woori F&I		(25)		(159)		—		(184)
Woori Third Asset Securitization Specialty		(50)		—		—		(50)
Woori Investment Trust Management		3		(3)		—		—

	(Won)	(9,312)	(Won)	2,419	(Won)	162	(Won)	(6,731)

4.	LOANS

Loans as of September 30, 2005 and December 31, 2004 are as follows (Korean won in millions):

	Issuance	Maturity	Annual interest
	date	date	rate (%)	2005		2004
Woori Finance Information System	Oct. 31, 2002	Oct. 31, 2006	6.3	(Won)	30,000	(Won)	30,000

Woori F&I	Mar. 25, 2003	Mar. 25, 2007	7.3		67,000		90,000
”	Jul. 7, 2003	Jul. 7, 2007	7.3		23,000		23,000
”	Jul. 29, 2003	Jul. 29, 2007	7.3		—		8,850

					90,000		121,850

Woori Second Asset Securitization Specialty:
2-1 non-guaranteed privately placed bonds (*1)	Jan. 8, 2002	Jan. 8, 2012	7.5		—		100

Woori Third Asset Securitization Specialty:
3-1 non-guaranteed privately placed bonds (*1)	Apr. 15, 2002	Apr. 15, 2012	7.8		17,790		17,790

Kwangju Bank:
Non-guaranteed subordinated convertible bonds (*2)	Dec. 31, 2002	Dec. 31, 2012	—		50,000		50,000

Total					187,790		219,740

Allowance for possible loan losses (Note 5)					(939)		(1,099)

				(Won)	186,851	(Won)	218,641

(*1)	The principal of the non-guaranteed privately placed bonds listed above shall be fully repaid on the maturity date; however, the trustees may exercise early redemption rights to pay, in part or in whole, the principal in accordance with the business trust contract pursuant to the asset securitization plan.
(*2)	The coupon rate on the bonds is zero and the guaranteed return is 155.29%. The conversion price is (Won)5,000 and conversion rights are valid from one year after the issuance date to one month before the maturity date. The common shares of Kwangju Bank will be issued upon conversion.

5.	ALLOWANCE FOR POSSIBLE LOAN LOSSES

Allowances for possible loan losses as of September 30, 2005 and December 31, 2004 are as follows (Korean won in millions):

	2005		2004
Loans:
Woori F&I	(Won)	450	(Won)	609
Woori Finance Information System		150		150
Woori Second Asset Securitization Specialty		—		1
Woori Third Asset Securitization Specialty		89		89
Kwangju Bank		250		250

		939		1,099

Long-term accrued income:
Kwangju Bank		31		23

	(Won)	970	(Won)	1,122

6.	FIXED AND INTANGIBLE ASSETS

(1)	Changes in tangible assets for the nine months ended September 30, 2005 and the year ended December 31, 2004 are as follows (Korean won in millions):

	Jan. 1, 2005		Acquisition		Disposition		Depreciation		Sep. 30, 2005
Vehicles	(Won)	7	(Won)	—	(Won)	—	(Won)	7	(Won)	—
Furniture and equipment		142		—		—		59		83
Structures in leased offices		79		1		—		26		54

	(Won)	228	(Won)	1	(Won)	—	(Won)	92	(Won)	137

	Jan. 1, 2004		Acquisition		Disposition		Depreciation		Dec. 31, 2004
Vehicles	(Won)	57	(Won)	—	(Won)	34	(Won)	16	(Won)	7
Furniture and equipment		124		134		3		113		142
Structures in leased offices		61		54		—		36		79

	(Won)	242	(Won)	188	(Won)	37	(Won)	165	(Won)	228

(2)	Changes in intangible assets for the nine months ended September 30, 2005 and the year ended December 31, 2004 are as follows (Korean won in millions):

	Jan. 1, 2005		Acquisition		Amortization		Sep. 30, 2005
Software	(Won)	14	(Won)	—	(Won)	5	(Won)	9
Industrial property rights		40		1		10		31

	(Won)	54	(Won)	1	(Won)	15	(Won)	40

	Jan. 1, 2004		Acquisition		Amortization		Dec. 31, 2004
Software	(Won)	20	(Won)	1	(Won)	7	(Won)	14
Industrial property rights		31		21		12		40

	(Won)	51	(Won)	22	(Won)	19	(Won)	54

As of September 30, 2005, accumulated amortization of software and industrial property rights amounts to (Won)25 million and (Won)37 million, respectively.

7.	OTHER ASSETS

Other assets as of September 30, 2005 and December 31, 2004 are as follows (Korean won in millions):

	2005		2004
Guarantee deposits		(Won)4,204		(Won)4,204
Other receivables		1,750		2,293
Dividend receivables		26,620		18,140
Accrued income		7,058		5,302
Advanced payments		—		82
Prepaid expenses		111		657
Prepaid income tax		149		5,392

		39,892		36,070
Allowance for losses for accrued income (Note 5)		(31)		(23)

	(Won)	39,861	(Won)	36,047

8.	BORROWINGS

Borrowings in local currency and line of credit as of December 31, 2004 are as follows (Korean won in millions):

	Annual interest rate (%)	Maturity	Line of credit		2004
Citibank	CD(3M)+1.3	Sep. 30, 2005	(Won)	100,000	(Won)	60,000
Shinhan Bank	CD(3M)+1.4	Aug. 19, 2005		200,000		60,000
Korea First Bank	CD(3M)+1.5	Jul. 16, 2005		100,000		—
Samsung Insurance Company	6.10	Sep. 15, 2005		100,000		—

			(Won)	500,000	(Won)	120,000

9.	DEBENTURES

(1)	Debentures in local currency as of September 30, 2005 and December 31, 2004 are as follows (Korean won in millions):

	Issuance date	Annual interest rate (%)	Maturity	2005		2004
The 7th bonds	Nov. 27, 2002	5.80	Nov. 27, 2005	(Won)	300,000	(Won)	300,000
The 8th bonds	Dec. 26, 2002	6.05	Dec. 26, 2007		200,000		200,000
The 9th bonds	Sep. 19, 2003	4.64	Sep. 19, 2006		300,000		300,000
The 10th bonds	Dec. 16, 2003	5.92	Dec. 16, 2008		300,000		300,000
The 11th bonds	Jun. 18, 2004	5.05	Jun. 18, 2009		370,000		370,000
The 12th bonds	Jul. 26, 2004	4.84	Jul. 26, 2009		230,000		230,000
The 13th bonds	Aug. 31, 2004	4.42	Aug. 31, 2005		—		100,000
The 14th bonds	Nov. 23, 2004	3.49	Nov. 23, 2007		300,000		300,000
The 15th bonds	Jun. 21, 2005	4.31	Jun. 21, 2010		250,000		—
The 16th bonds	Sep. 28, 2005	5.10	Sep. 28, 2008		200,000		—
The 17th bonds	Sep. 14, 2005	4.15	Apr. 14, 2006		150,000		—

					2,600,000		2,100,000
Less: discounts					(4,262)		(4,195)

				(Won)	2,595,738	(Won)	2,095,805

(2)	Debentures in foreign currencies as of December 31, 2004 are as follows (Korean won in millions and U.S. dollars in thousands):

1)	Convertible bonds in foreign currencies

	Issuance date	Annual interest rate (%)	Maturity	2004
6-1 Convertible bonds	Sep. 27, 2002	—	Sep. 27, 2005	US$	36,000
Long-term accrued interest					2,445

					38,445

6-2 Convertible bonds	Dec. 20, 2002	—	Dec. 20, 2005	US$	16,000
Long-term accrued interest					907

					16,907

6-5 Convertible bonds	Jul. 10, 2003	—	Jul. 10, 2006	US$	1,000
Add: redemption premium					63
Less: reconciliation for conversion rights					(51)

					1,012

Total				US$	56,364

Korean won equivalent				(Won)	58,832

2)	The above convertible bonds were converted to common shares of the Company for the nine months ended September 30, 2005 and the details of the conversion are as follows:

	6-2 Convertible bonds		6-1 Convertible bonds		6-5 Convertible bonds
Conversion date		Feb. 17, 2005		Mar. 11, 2005		Mar. 11, 2005
Converted by		Lehman Brothers International Europe		Lehman Brothers International Europe		Lehman Brothers International Europe
Conversion price per share	(Won)	5,588	(Won)	7,313	(Won)	7,228
Conversion-exchange rate applied	(Won)	1,215.80 : US$ 1	(Won)	1,201.40 : US$ 1	(Won)	1,188.50 : US$ 1
Issued common shares		3,481,173		5,914,180		164,429
Increased capital stock	(Won)	17,406 million	(Won)	29,571 million	(Won)	822 million
Increased paid-in capital in excess of par value	(Won)	4,290 million	(Won)	20,639 million	(Won)	491 million

3)	In connection with the debentures in foreign currencies listed above, the Company has entered into cross currency interest rate swaps with Woori Bank in order to hedge any risks involved with fluctuations in exchange rates and interest rates. As of December 31, 2004, cross currency interest rate swap contracts are as follows (Korean won in millions and U.S. dollars in thousands):

Contract date	Maturity date	Contracted amount		Interest rates and terms of payment
Sep. 27, 2002	Sep. 27, 2005	US$	36,000	Receipt: compound interest rate of 2.9245% (6 months)
		(Won)	44,136	Payment: annual rate of 5%
Dec. 20, 2002	Dec. 20, 2005	US$	16,000	Receipt: compound interest rate of 2.7335% (6 months)
		(Won)	19,248	Payment: annual rate of 4.84%
Jul. 9, 2003	Jul. 10, 2006	US$	1,000	Receipt: compound interest rate of 2.034% (6 months)
		(Won)	1,179	Payment: annual rate of 3.93%

Above swap contracts were settled for the nine months ended September 30, 2005. In connection with the swap contracts, the Company recorded loss on valuation of swap contracts of (Won)91 million and (Won)12,440 million for the nine months ended September 30, 2005 and 2004, respectively.

10.	LIABILITIES IN FOREIGN CURRENCIES

Liabilities denominated in foreign currencies of the Company as of December 31, 2004 are summarized as follows (Korean won in millions and U.S. dollars in thousands):

	Foreign currency		Korean won equivalent
Debentures in foreign currencies	US$	53,000	(Won)	55,321
Long-term accrued interest payables		3,352		3,499
Redemption premium		63		65
Reconciliation for conversion rights		(51)		(53)
Currency swaps		13,383		13,969

	US$	69,747	(Won)	72,801

11.	ACCRUED SEVERANCE BENEFITS

Employees and directors with more than one year of service are entitled to receive a lump-sum payment upon termination of their service with the Company. The accrued severance benefits that would be payable assuming all eligible employees and directors were to terminate amounted to (Won)1,730 million and (Won)1,230 million as of September 30, 2005 and December 31, 2004, respectively.

The details of changes in the accrued severance benefits for the nine months ended September 30, 2005 and the year ended December 31, 2004 are as follows (Korean won in millions):

	2005		2004
Beginning balance	(Won)	1,230	(Won)	1,583
Provision for severance benefits (Note 17)		618		215
Payment for severance benefits		(118)		(568)

Ending balance	(Won)	1,730	(Won)	1,230

The Company has purchased an employee retirement trust and made deposits at Woori Bank. As of September 30, 2005 and December 31, 2004, the deposits, amounting to (Won)1,142 million and (Won)1,230 million, respectively, are presented as a deduction from accrued severance benefits.

12.	OTHER LIABILITIES

Other liabilities as of September 30, 2005 and December 31, 2004 are as follows (Korean won in millions):

	2005		2004
Accrued severance benefits (Note 11)	(Won)	1,730	(Won)	1,230
Deposits with employee retirement trust (Note 11)		(1,142)		(1,230)
Other payables		322		163
Accrued expenses		9,266		10,839
Withholdings		171		384
Currency swaps (Notes 9 and 10)		—		13,969

	(Won)	10,347	(Won)	25,355

13.	SHAREHOLDERS’ EQUITY

(1)	The authorized shares and issued shares of common stock as of September 30, 2005 and December 31, 2004 are as follows:

	2005		2004
Authorized shares of common stock		2,400,000,000		2,400,000,000
Par value	(Won)	5,000	(Won)	5,000
Issued shares of common stock		806,015,340		796,455,558

(2)	The changes in the capital stock of the Company for the period from its incorporation to September 30, 2005 are as follows (Korean won in millions):

Date of issuance	Description	Number of shares issued	Capital stock		Paid-in capital in excess of par value
March 27, 2001	Establishment	727,458,609	(Won)	3,637,293	(Won)	—
June 12, 2002	Issuance of new shares	36,000,000		180,000		58,645
In 2002	Exercise of warrants	4,356,188		21,781		—

2002.12.31		767,814,797		3,839,074		58,645

In 2003	Exercise of warrants	7,690,113		38,451		(574)

2003.12.31		775,504,910		3,877,525		58,071

In 2004	Issuance of new shares	8,571,262		42,856		14,126
	Exercise of convertible bonds	12,379,386		61,897		12,118

2004.12.31		796,455,558		3,982,278		84,315

In 2005	Exercise of convertible bonds (*1)	9,559,782		47,799		24,710
	Acquisition of common shares of LG Investment Trust Management (*2)	—		—		(24,537)

2005. 9.30		806,015,340	(Won)	4,030,077	(Won)	84,488

(*1)	In 2005, the convertible bonds in dollars were converted to common shares of the Company (Note 9).
(*2)	The difference between book value and cash payment in acquiring the common shares of LG Investment Trust Management is charged to capital surplus.

(3)	Other capital surplus as of December 31, 2004 was consideration of conversion rights relating to convertible bonds issued in 2003. It was transferred to paid-in capital in excess of par value as the convertible bonds were converted to common shares of the Company for the nine months ended September 30, 2005.

(4)	Pursuant to Article 53 of the Financial Holding Company Act, legal reserve is appropriated at no less than one tenth of net income until reaching an amount equal to the Company’s contributed capital, whenever dividends are declared.

(5)	As of September 30, 2005 and December 31, 2004, the Company held 2,549 and 2,547 shares of treasury stock amounting to (Won)18 million, respectively.

(6)	The changes in retained earnings for the nine months ended September 30, 2005 are as follows (Korean won in millions) :

	2005
Balance - December 31, 2004 (*1)		(Won)	1,129,675

Appropriations:
Dividend	(119,468)
Appropriation of legal reserve	(129,250)
Appropriation of voluntary reserve	(910,000)		(1,158,718)

Decrease due to investment securities accounted for using the equity method of accounting			(4,861)
Net income for the nine months ended September 30, 2005			1,500,034

Balance - September 30, 2005		(Won)	1,466,131

(*1)	Included the effect of decreases in retained earnings resulting from Woori Bank’s adoption of new interpretation (Note 2).

14.	STOCK OPTIONS

(1)	On December 4, 2002, the Company granted stock options to directors of the Company and its subsidiaries. The exercise price of 60 percent of the total number of stock options granted will be determined depending on the Korean banking industry stock index (at minimum (Won)6,800 per share). In addition, for the remaining 40 percent of the total number of stock options granted, of which the exercise price is (Won)6,800 per share, the number of stock options to be vested will be dependent on the Company’s management performance target levels; non-performing loans ratio, capital adequacy ratio and net income to total asset ratio by 15%, 15% and 10%, respectively. The portion of stock options dependent on the Company’s management performance was finally determined for the nine months ended September 30, 2005; thus, the number of stock options decreased from 1,260,000 to 1,197,000. The stock options are exercisable during a three-year period beginning after three years from the grant date. If the stock options are exercised, the Company has the option either to issue new shares or shares held as treasury stock, or to pay the difference between the market price and the exercise price in cash or with treasury stock.

(2)	The summary of stock options granted as of September 30, 2005 is summarized as follows:

Description	The Company	Subsidiaries	Total
Exercisable number of shares	384,750 shares	812,250 shares	1,197,000 shares

Type	Share issue or balance compensation	Share issue or balance compensation

Valuation method	Fair value approach	Fair value approach

(3)	The Company estimated stock option costs using the Black-Scholes Option Pricing Model and the details are summarized as follows:

Description	Application
Risk free rate	Yield (5.70%) of treasury bond, which has the same residual maturity as the expected exercise period, as of Dec. 4, 2002
Expected exercising period	4.5 year (average holding period)
Expected dividend income ratio	0%
Expected lapse ratio	0%
Expected volatility of stock price	56.72%, that is the annualized standard deviation of expected stock investment yield based on the continuous compounded method
Exercise price	(Won)6,800 per share
Fair value	(Won)2,081 per share

(4)	The Company and its subsidiaries had recorded stock option costs from its grant date to December 4, 2004. Details of stock option included in capital adjustments are as follows (Korean won in millions):

Description	The Company		Subsidiaries		Total
Accumulated amounts as of Dec. 31, 2004	(Won)	780	(Won)	1,842	(Won)	2,622
Adjustment in 2005		(39)		(92)		(131)

Stock options as of Sep. 30, 2005	(Won)	741	(Won)	1,750	(Won)	2,491

Each subsidiary is responsible for absorbing the respective stock option cost for its management. The subsidiaries recorded the related cost as other payables to the Company, and the Company recorded the same amount as other receivables from subsidiaries.

15.	INCOME TAX EXPENSE

(1)	Differences between financial accounting income and taxable loss for the nine months ended September 30, 2005 are as follows (Korean won in millions):

	2005
Net income before income tax	(Won)	1,500,034

Non-temporary differences:
Deemed interest income		2,355
Dividend income		(123,796)
Investment securities		117,458
Others		19,854

		15,871

Temporary differences:
Investment securities		(1,559,402)
Dividend receivables		(15,724)
Accrued expenses		1,394
Currency swap liabilities		(13,969)
Reversal of accrued expenses		(3,409)
Long-term accrued interest		(3,498)
Long-term interest receivables		(1,683)
Others		100

		(1,596,191)

Taxable loss after tax adjustments	(Won)	(80,286)

(2)	The changes in cumulative temporary differences and tax loss carry-forwards for the nine months ended September 30, 2005 are as follows (Korean won in millions):

	Jan. 1, 2005 (*1)		Increase		Decrease		Sep. 30, 2005		Deferred tax assets (liabilities)
(Timing differences to be charged to income tax expense)
Investment securities	(Won)	(1,572,019)	(Won)	(4,052,630)	(Won)	(2,670,653)	(Won)	(2,953,996)	(Won)	(*2)(16,371)
Currency swap liabilities		13,969		—		13,969		—		—
Accrued income		(296)		(294)		(296)		(294)		(81)
Accrued severance benefits		738		300		—		1,038		286
Depreciation		28		23		5		46		13
Accrued expenses		3,409		1,394		3,409		1,394		383
Accounts receivable		(1,842)		—		(92)		(1,750)		(481)
Employee retirement deposits		(738)		(300)		—		(1,038)		(286)
Long-term accrued interest payables		3,498		—		3,498		—		—
Long-term accrued interest income		(4,506)		(1,683)		—		(6,189)		(1,702)
Premiums on debentures		65		—		65		—		—
Adjustment of conversion rights		(53)		—		(53)		—		—
Dividend receivables		48,873		—		15,724		33,149		9,116

Total	(Won)	(1,508,874)	(Won)	(4,053,190)	(Won)	(2,634,424)	(Won)	(2,927,640)	(Won)	(9,123)

(Timing differences to be charged to equity)
Capital adjustments	(Won)	(1,063,204)	(Won)	(177,425)	(Won)	—	(Won)	(1,240,629)	(Won)	(*2)(42,979)

Tax loss carry-forwards	(Won)	109,999	(Won)	80,286	(Won)	—	(Won)	190,285	(Won)	52,329

(*1)	Reflected the additional adjustment based on the reported tax returns.
(*2)	Based on the assumption that the temporary differences in securities accounted for using the equity method of accounting would be realized by dividends.

(3)	The Company anticipates that there will be no tax expense unless the Company liquidates itself or disposes of its investment securities. The Company has no plan to dispose of its investment securities within the foreseeable future. Therefore, deferred tax assets (liabilities) are not recognized since there are no deductible or taxable amounts, resulting from the realization of timing difference.

(4)	Remaining tax loss carry-forwards and their expirations are as follows (Korean won in millions):

Year incurred	Amount (*1)		Utilized		Remaining		Expiration
2001	(Won)	25,288	(Won)	—	(Won)	25,288	Dec. 31, 2006
2002		13,899		—		13,899	Dec. 31, 2007
2003		48,398		—		48,398	Dec. 31, 2008
2004		22,414		—		22,414	Dec. 31, 2009
2005		80,286		—		80,286	Dec. 31, 2010

	(Won)	190,285	(Won)	—	(Won)	190,285

(*1)	Reflected the additional adjustment based on the reported tax returns.

(5)	For the nine months ended September 30, 2005, there is no income tax expense reflected in the statements of income as there is no tax currently payable under the Corporate Tax Act and there are no changes in net deferred tax assets or liabilities.

16.	STATEMENTS OF CASH FLOWS

For the nine months ended September 30, 2005 and 2004, the significant transactions without cash flows are as follows (Korean won in millions):

Transactions	2005		2004
Increase in capital adjustments due to the equity method of accounting	(Won)	115,255	(Won)	408,705
Decrease in retained earnings due to the equity method of accounting		(4,861)		(138,101)
Increase in investment securities and capital		—		59,999
Increase (decrease) in other receivables and stock options		(92)		702
Capital increase due to conversion of convertible bonds in foreign currencies		72,468		—
Increase in dividend receivables		9,966		—

17.	GENERAL AND ADMINISTRATIVE EXPENSES

General and administrative expenses for the three months and nine months ended September 30, 2005 and 2004 are summarized as follows (Korean won in millions):

	2005				2004
	Three months		Nine months		Three months		Nine months
Salaries, wages and bonuses	(Won)	2,138	(Won)	7,483	(Won)	1,748	(Won)	5,661
Provision for severance benefits		57		618		38		63
Fringe benefits		176		543		114		521
Rent		571		1,715		579		1,719
Entertainment		135		248		93		301
Depreciation (Note 6)		23		92		39		125
Amortization on intangible assets (Note 6)		5		15		5		14
Taxes and dues		18		56		17		43
Advertising		3,053		4,435		93		1,970
Travel		57		157		19		52
Telecommunications		13		54		11		45
Service fees		546		1,713		958		1,916
Suppliers		18		51		27		82
Stock compensation (Note 14)		—		—		114		343
Others		355		981		444		1,269

	(Won)	7,165	(Won)	18,161	(Won)	4,299	(Won)	14,124

18.	FINANCIAL INFORMATION OF SUBSIDIARIES

(1)	The condensed balance sheets of subsidiaries as of September 30, 2005 are as follows (Korean won in millions):

	Total assets		Total liabilities		Total shareholders’ equity (capital deficiency)
Woori Bank	(Won)	123,774,456	(Won)	114,695,385	(Won)	9,079,071
Kyongnam Bank		13,495,060		12,808,558		686,502
Kwangju Bank		11,277,728		10,813,148		464,580
Woori Finance Information System		283,516		270,946		12,570
Woori F&I		288,357		187,512		100,845
Woori Third Asset Securitization Specialty		44,778		77,877		(33,099)
Woori Investment Securities		8,039,857		6,174,044		1,865,813
Woori Asset Management		64,623		4,014		60,609

	(Won)	157,268,375	(Won)	145,031,484	(Won)	12,236,891

(2)	The condensed statements of operations of subsidiaries for the nine months ended September 30, 2005 are as follows (Korean won in millions):

	Operating revenue		Operating expenses		Operating income (loss)		Ordinary income (loss)		Net income (loss)
Woori Bank (*1)	(Won)	8,454,877	(Won)	6,997,647	(Won)	1,457,230	(Won)	1,516,088	(Won)	1,335,765
Kyongnam Bank		583,936		445,790		138,146		131,339		123,226
Kwangju Bank		472,800		387,313		85,487		87,113		74,643
Woori Finance Information System		199,676		194,252		5,424		6,838		4,468
Woori F&I		20,570		15,095		5,475		59,989		41,869
Woori Third Asset Securitization Specialty		81		1,219		(1,138)		(1,137)		(1,137)
Woori Investment Trust Management (*2)		2,971		2,309		662		91		37
Woori Securities (*3)		47,824		62,205		(14,381)		(27,483)		(25,185)
Woori Investments Securities		897,110		766,681		130,429		124,206		76,833
Woori Asset Management		9,817		4,834		4,983		1,205		3,199

	(Won)	10,689,662	(Won)	8,877,345	(Won)	1,812,317	(Won)	1,898,249	(Won)	1,633,718

(*1)	(Won)237 billion of deductible tax amounts resulting from deducting tax loss carry-forwards from taxable income generated from the credit card business of Woori bank is reflected in net income.
(*2)	The income is for the five months ended May 31, 2005 before merger into Woori Asset Management.
(*3)	The loss is for the three months ended March 31, 2005 before merger into Woori Investment Securities.

(3)	Significant liabilities and assets of the Company and its subsidiaries as of September 30, 2005 are summarized as follows (Korean won in millions):

1)	Significant liabilities

	Deposits		Borrowings		Debentures		Total
Woori Finance Holdings	(Won)	—	(Won)	—	(Won)	2,595,738	(Won)	2,595,738
Woori Bank		82,196,495		11,243,723		10,797,489		104,237,707
Kyongnam Bank		9,653,872		2,124,768		604,844		12,383,484
Kwangju Bank		7,841,780		2,170,135		349,326		10,361,241
Woori Finance Information System		—		210,000		—		210,000
Woori F&I		—		162,900		—		162,900
Woori Third Asset Securitization Specialty		—		17,790		—		17,790
Woori Investment Securities		2,452,787		1,522,052		193,047		4,167,886

	(Won)	102,144,934	(Won)	17,451,368	(Won)	14,540,444	(Won)	134,136,746

2)	Significant assets

	Cash and due from banks		Securities		Loans		Total
Woori Finance Holdings	(Won)	418,179	(Won)	10,947,830	(Won)	186,851	(Won)	11,552,860
Woori Bank		5,481,209		23,402,730		85,425,403		114,309,342
Kyongnam Bank		1,185,056		3,768,460		8,017,055		12,970,571
Kwangju Bank		670,956		3,353,497		6,705,131		10,729,584
Woori Finance Information System		38,406		514		—		38,920
Woori F&I		50,257		61,743		153,187		265,187
Woori Third Asset Securitization Specialty		3,618		41,156		—		44,774
Woori Investment Securities		1,776,113		4,067,094		1,056,088		6,899,295
Woori Asset Management		41,937		302		261		42,500

	(Won)	9,665,731	(Won)	45,643,326	(Won)	101,543,976	(Won)	156,853,033

(4)	Loans subject to allowance for possible loan losses, allowance for possible loan losses and percentage of allowance to loans of each subsidiary as of September 30, 2005 and December 31, 2004 are summarized as follows (Korean won in millions):

September 30, 2005

	Loans subject to allowance for possible loan losses		Allowance		Percentage of allowance to loans (%)
Woori Bank	(Won)	86,789,104	(Won)	1,364,958	1.57
Kyongnam Bank		8,137,286		120,231	1.48
Kwangju Bank		6,795,563		92,842	1.37
Woori F&I		153,756		569	0.37
Woori Investment Securities		1,227,567		171,479	13.97
Woori Asset Management		262		1	0.38

	(Won)	103,103,538	(Won)	1,750,080	1.70

December 31, 2004

	Loans subject to allowance for possible loan losses		Allowance		Percentage of allowance to loans (%)
Woori Bank	(Won)	79,074,540	(Won)	1,619,041	2.05
Kyongnam Bank		7,565,018		123,827	1.64
Kwangju Bank		6,034,719		89,559	1.48
Woori F&I		122,413		612	0.50
Woori Securities		42,581		7,327	17.21
Woori Investment Securities		1,052,061		187,266	17.80

	(Won)	93,891,332	(Won)	2,027,632	2.16

19.	CONTRIBUTIONS TO NET INCOME BY SUBSIDIARIES

Contributions to net income of the Company by subsidiaries after elimination of unrealized inter-company incomes or losses for the nine months ended September 30, 2005 are as follows (Korean won in millions):

	2005		Ratio (%)
Woori Bank	(Won)	1,338,014	83.7
Kyongnam Bank		123,117	7.7
Kwangju Bank		74,597	4.7
Woori Finance Information System		5,150	0.3
Woori F&I		41,706	2.6
Woori Second Asset Securitization Specialty		(28)	—
Woori Third Asset Securitization Specialty		(1,137)	(0.1)
Woori Investment Trust Management		35	—
Woori Securities		(26,268)	(1.6)
Woori Investment Securities		39,540	2.5
Woori Asset Management		3,089	0.2

Gain on valuation using the equity method of accounting		1,597,815	100.0
Other income		15,423
Other expenses		(113,204)

Net income	(Won)	1,500,034

20.	TRANSACTIONS AND ACCOUNT BALANCES WITH RELATED PARTIES

(1)	Account balances with the subsidiaries as of September 30, 2005 and December 31, 2004 are as follows (Korean won in millions):

	2005		2004
<Assets>
Woori Bank	(Won)	397,686	(Won)	35,852	Cash and bank deposits
		4,153		4,153	Guarantee deposits
		1,127		1,591	Other receivables
		245		118	Accrued income
Kyongnam Bank		10,253		9,938	Cash and bank deposits
		10		11	Accrued income
Kwangju Bank		10,240		10,309	Cash and bank deposits
		50,000		50,000	Loans
		6,193		4,511	Accrued income
Woori Finance Information System		30,000		30,000	Loans
		178		230	Other receivables
		316		366	Accrued income
Woori F&I		90,000		121,850	Loans
Woori Second Asset Securitization Specialty		—		100	Loans
		—		2	Accrued income
Woori Third Asset Securitization Specialty		17,790		17,790	Loans
		294		294	Accrued income
Woori Investment Trust Management		69		73	Other receivables
Woori Credit Information		158		166	Other receivables
Woori CA Asset Management		218		229	Other receivables
Principal guaranteed trust accounts of Woori Bank		1,142		1,230	Deposits with employee retirement trust

	(Won)	620,072	(Won)	288,813

<Liabilities>
Woori Bank	(Won)	89	(Won)	58	Other payables
		—		1,498	Accrued expenses
		—		13,969	Currency swaps (liabilities)
Woori Finance Information System		175		—	Other payables
		351		443	Accrued expenses

	(Won)	615	(Won)	15,968

(2)	Transactions with the subsidiaries for the nine months ended September 30, 2005 and 2004 are as follows (Korean won in millions):

	2005		2004
<Revenues>
Woori Bank	(Won)	1,581	(Won)	6,346	Interest income on deposits
		—		5,762	Interest income on loans
Kyongnam Bank		275		587	Interest income on deposits
Kwangju Bank		256		413	Interest income on deposits
		1,683		1,689	Interest income on loans
Woori Finance Information System		1,364		1,647	Interest income on loans
Woori F&I		6,062		6,881	Interest income on loans
Principal guaranteed trust accounts of Woori Bank		—		32	Interest income on deposits
Woori Second Asset Securitization Specialty		—		6	Interest income on loans
Woori Third Asset Securitization Specialty		1,041		1,626	Interest income on loans

	(Won)	12,262	(Won)	24,989

	2005		2004
<Expenses>
Woori Bank	(Won)	2,185	(Won)	12,440	Loss on valuation of swap contracts
		1,171		1,504	Rent
		525		—	Other administrative expenses
Woori Finance Information System		319		1,254	Service fees
		1,444		623	Other administrative expenses

	(Won)	5,644	(Won)	15,821

21.	EARNING PER COMMON SHARE

(1)	Basic ordinary income per common share and basic net income per common share for the three months and nine months ended September 30, 2005 and 2004 are as follows (Korean won in millions, except for earning per share data):

	2005				2004
	Three months		Nine months		Three months		Nine months
Net income on common shares	(Won)	673,179	(Won)	1,500,034	(Won)	259,682	(Won)	440,157
Extraordinary gain (loss)		—		—		—		—
Income tax effect on extraordinary gain (loss)		—		—		—		—

Ordinary income on common shares	(Won)	673,179	(Won)	1,500,034	(Won)	259,682	(Won)	440,157

Weighted average number of common shares outstanding		806,012,791		803,815,131		784,076,172		778,789,518

Basic ordinary income per common share	(Won)	835	(Won)	1,866	(Won)	331	(Won)	565

Basic net income per common share	(Won)	835	(Won)	1,866	(Won)	331	(Won)	565

(2)	Diluted ordinary income per common share and diluted net income per common share for the three months and nine months ended September 30, 2005 and 2004 are as follows (Korean won in millions, except for earning per share data):

	2005				2004
	Three months		Nine months		Three months		Nine months
Diluted net income on common shares	(Won)	673,179	(Won)	1,500,410	(Won)	261,367	(Won)	446,679
Extraordinary gain (loss)		—		—		—		—
Income tax effect on extraordinary gain (loss)		—		—		—		—

Diluted ordinary income on common shares	(Won)	673,179	(Won)	1,500,410	(Won)	261,367	(Won)	446,679

Weighted average number of common and dilutive common shares outstanding		806,559,030		806,443,077		807,355,340		800,728,686

Diluted ordinary income per common share	(Won)	835	(Won)	1,861	(Won)	324	(Won)	558

Diluted net income per common share	(Won)	835	(Won)	1,861	(Won)	324	(Won)	558

(*1)	Diluted net income on common shares is the calculated net income plus the expense occurred from convertible bonds and stock options. Weighted average number of common and dilutive common shares outstanding is the calculated weighted average number of common shares outstanding plus dilutable shares from those convertible bonds and stock option.

(3)	Basic net income per common share and diluted net income per common share for the year ended December 31, 2004 are (Won)1,616 and (Won)1,587, respectively.

(4)	Basic net income per common share and diluted net income per common share for the three months ended March 31, 2005 are (Won)453 and (Won)449, respectively.

(5)	Basic net income per common share and diluted net income per common share for the three months ended June 30, 2005 are (Won)577 and (Won)576, respectively.

22.	INSURANCE

As of September 30, 2005 and December 31, 2004, the Company has insurance for liability of reparation of directors with Dongbu Insurance Co., Ltd. with insurance coverage of (Won)30,000 million.

23.	SUBSEQUENT EVENT

On October 24, 2005, the Company established Woori Private Equity Co., Ltd. (“Woori Private Equity”); henceforth, to manage Private Equity Funds (“PEFs”) to be formed. Its issued and outstanding stock amounts to (Won)10,000 million consisting of 2,000,000 shares of which the Company wholly owns.

24.	AGREEMENT ON THE IMPLEMENTATION OF A MANAGEMENT IMPROVEMENT PLAN

Since December 30, 2000, the Company’s three subsidiaries, Woori Bank, Kyongnam Bank and Kwangju Bank, and the KDIC have entered into agreements for the implementation of management improvement plans for the banks. Under the agreements, the three subsidiaries are obligated to sell non-performing loans and fixed assets, close certain branches and subsidiaries, improve financial ratios including the capital adequacy ratio, and reinforce their risk management systems. If the three subsidiaries fail to implement the agreements, the KDIC may command for the three subsidiaries to increase or decrease their capital, pursue mergers, assign contracts such as loans and deposits, or close or sell parts of their business operations.

Since July 2, 2001, the Company and the KDIC have entered into an agreement whereby the Company would integrate the Company’s above subsidiaries, Woori Bank, Kyongnam Bank and Kwangju Bank, and improve the performance of the subsidiaries. The agreement stipulates that the Company should build a governance and management structure plan, implement a short-term business improvement strategy, enhance subsidiaries’ competitiveness, expedite privatization, meet the financial ratio targets, and dispose of business units in case of failure to carry out the agreement.

In order to implement the agreements of above three subsidiaries with the KDIC, on July 2, 2001, the Company and its three subsidiaries entered into agreements for the implementation of the management improvement for the three subsidiaries. Pursuant to the agreements, the three subsidiaries should meet management goals given by the Company, consult with the Company about material business decisions before execution, and prepare and implement a detailed business plan in conformity with the Company’s business strategies. If the three subsidiaries fail to implement the management improvement plan, the Company may order the three subsidiaries to limit sales of the specific financial products, investments in fixed assets, promotion of new business or new equity investment, or to close or merge their branch operations and subsidiaries.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Woori Finance Holdings Co., Ltd. (Registrant)

Date: November 14, 2005	By:	/s/ YOUNGSUN KIM
(Signature)
	Name:	Youngsun Kim
	Title:	Director